Filed pursuant to Rule 253(g)(2)

File No. 024-10753

Groundfloor Finance Inc.

Supplement No. 1

to the Offering Circular

qualified January 4, 2018

 Dated: March 22, 2018

This Supplement No. 1 (this “Supplement”) supplements the offering circular of Groundfloor Finance Inc. (the “Company,” “we,” “us,” or “our”), dated December 29, 2017, as qualified on January 4, 2018, and as may be amended and supplemented from time to time (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is to provide updated disclosure regarding:

•	Summary financial information for the Company;
•	Certain risk factors;
•	Our capitalization;
•	Our principal shareholders; and
•	Management discussion and analysis.

Our consolidated financial statements for the fiscal year ending December 31, 2017 and 2016 and notes thereto are also included in this Supplement beginning on page F-1.

Summary Financial Information

The following information updates and replaces the information in the section titled “Summary Financial Information” beginning on page 10 of the Offering Circular:

The consolidated statements of operations data set forth below with respect to the fiscal years ended December 31, 2017 and December 31, 2016 are derived from, and are qualified by reference to, the consolidated financial statements included in this Offering Circular and should be read in conjunction with those consolidated financial statements and notes thereto.

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	Year Ended December 31, 2017	Year Ended December 31, 2016
Operating revenue:
Origination fees	$871,771	$218,862
Servicing fees	509,939	237,943
Total operating revenue	1,381,710	456,805
Net interest income (expense):
Interest income	2,287,701	901,234
Interest expense	(1,921,693)	(842,419)
Net interest income (expense)	366,008	58,815
Net revenue	1,747,718	515,620
Cost of revenue	(251,431)	(131,753)
Gross profit	1,496,287	383,867
Operating expenses:
General and administrative	1,082,137	1,083,200
Sales and customer support	1,316,356	826,289
Development	678,844	590,396
Regulatory	457,844	596,687
Marketing and promotions	1,338,635	983,812
Total operating expenses	4,873,816	4,080,384
Loss from operations	(3,377,529)	(3,696,517)
Interest expense	707,956	43,695
Net loss	$(4,085,485)	$(3,740,212)

Our consolidated financial statements for the period ended December 31, 2017 include a going concern note from our auditors. Since our inception, we have financed our operations through debt and equity financings. We intend to continue financing our activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements.

Risk Factors

The following risk factors are added or replaced in their entirety, as applicable:

Our auditor has expressed substantial doubt about our ability to continue as a going concern.

Our consolidated financial statements for the years ended December 31, 2017 and 2016 include a going concern note from our auditors. We incurred a net loss for the years ending December 31, 2017 and 2016, and had an accumulated deficit of $11.5 million and $7.4 million as of December 31, 2017 and 2016, respectively. In view of these matters, our ability to continue as a going concern is dependent upon our ability to increase operations and to achieve a level of profitability. Since inception, we have financed our operations through debt and equity financings. We intend to continue financing our future activities and our working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements. The failure to obtain sufficient debt and equity financing and to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve our business objective and continue as a going concern.

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We have incurred net losses in the past and expect to incur net losses in the future. If we become insolvent or bankrupt, you may lose your investment.

We have incurred net losses in the past, and we expect to incur net losses in the future. Our accumulated deficit was $11.5 million and $7.4 million as of December 31, 2017 and December 31, 2016, respectively. We have not been profitable since our inception, and we may not become profitable. In addition, we expect our operating expenses to increase in the future as we expand our operations. If our operating expenses exceed our expectations, our financial performance could be adversely affected. If our revenue does not grow to offset these increased expenses, we may never become profitable. In September 2017, we implemented a broad based salary reduction program (the “Salary Reduction Program”) in order to reduce our short-term expenses to manage upcoming liquidity needs of the Company. In future periods, we may not have any revenue growth or our revenue could decline. Our failure to become profitable could impair the operations of the Groundfloor Platform by limiting our access to working capital required to operate the Groundfloor Platform. If we were to become insolvent or bankrupt, it is likely that we would default on our payment obligations under the LROs, and you may lose your investment.

Our ability to use our deferred tax assets to offset future taxable income may be subject to certain limitations that could subject our business to higher tax liabilities.

We may be limited in the portion of net operating loss carryforwards that we can use in the future to offset taxable income for U.S. federal and state income tax purposes. The Tax Cuts and Jobs Act (the “Tax Act”) enacted on December 22, 2017, makes broad and complex changes to the U.S. tax code. While future interpretative guidance of the Tax Act and how many U.S. states will incorporate these federal law changes may have an impact on our business, the Tax Act’s reduction of the federal corporate income tax rate from 35% to 21%, effective January 1, 2018, has reduced our deferred tax asset associated with net operating loss carryforwards (“NOLs”). A lack of future taxable income would adversely affect our ability to utilize our NOLs.

In addition, under Section 382 of the Internal Revenue Code (“Section 382”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. Future changes in our stock ownership as well as other changes that may be outside of our control, could result in additional ownership changes under Section 382. Our NOLs may also be impaired under similar provisions of state law.

We assess the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. On the basis of this evaluation, a full valuation allowance has historically been recorded to recognize only deferred tax assets that are more likely than not to be realized.

Finally, further changes to the federal or state tax laws or technical guidance relating to the Tax Act that would further reduce the corporate tax rate could operate to effectively reduce or eliminate the value of any deferred tax asset. Our tax attributes as of December 31, 2017 may expire unutilized or underutilized, which could prevent us from offsetting future taxable income.

Capitalization

The following information updates and replaces the information in the section titled “Capitalization” on page 75 of the Offering Circular:

The following tables reflect our capitalization as of December 31, 2017 and 2016. The tables are not adjusted to reflect the subsequent closings of any financings. The historical data in the tables is derived from and should be read in conjunction with our consolidated financial statements included in this Offering Circular. You should also read this table in conjunction with the section entitled “Management Discussion and Analysis.”

	Amounts Outstanding as of December 31, 2017	Amounts Outstanding as of December 31, 2016
Stockholders’ (Deficit) Equity:
Common stock, no par value	$22,449	$22,449
Preferred stock, no par value	7,571,526	7,571,526
Additional paid-in capital	712,314	527,073
Less: Stock subscription receivable	(560)	(560)
Accumulated deficit	(11,529,853)	(7,444,368)
Total stockholders’ (deficit) equity	$(3,224,124)	$676,120

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Principal Shareholders

The following information updates and replaces the information in the section titled “Principal Shareholders” on page 80 of the Offering Circular:

Groundfloor Capital Stock

The table below sets forth information as of March 15, 2018 with respect to ownership of our common stock (on the basis of total shares outstanding as well as with respect to shares deemed to be beneficially owned, including shares issuable upon exercise of outstanding stock options and upon conversion of outstanding preferred stock) and of our preferred stock (on the basis of each individual series as well as total shares outstanding) by (i) each of our executive officers for fiscal year 2017 who beneficially owns 10% or more of the outstanding shares of any class of capital stock, (ii) each person or entity who beneficially owns 10% or more of the outstanding shares of each class (or series within a class) of capital stock, and (iii) all of our current directors and executive officers as a group. Except as otherwise noted, the mailing address for each shareholder is 75 Fifth Street, NW, Suite 2170, c/o Groundfloor Finance Inc., Atlanta, GA 30308. All of the outstanding stock options have been issued pursuant to the Groundfloor Finance Inc. 2013 Stock Option Plan (the “2013 Plan”). Except for options granted pursuant to this stock option plan and the preemptive rights under the Investors’ Rights Agreement (as defined below), no options, warrants or other rights to purchase our securities are held by any person.

	Common Stock						Preferred Stock
Name and Address of Beneficial Owner	Outstanding Shares		% of Class(1)	Total Beneficially Owned Shares(2)		% of Class(3)	Shares of Series Seed(4)		% of Series Seed(5)	Shares of Series A(4)		% of Series A(6)	Preferred Outstanding	% of Class
Brian Dally	550,000	(7)	38.6%	550,000		24,7%	—		—	—		—	—	—
Nick Bhargava	450,000	(8)	31.6%	450,000		20.2%	—		—	—		—	—	—
Sergei Kouzmine(9)	—		—	635,277		28.5%	—		—	635,277		85.0%	635,277	48.3%
Michael Olander(10)	—		—	102,134	(11)	4.6%	90,384	(12)	15.9%	3,750		*	94,134	7.2%
Directors and Executive Officers as a Group (6 persons)	1,000,000		70.2%	1,800,270	(13)	80.9%	129,738	(14)	22.8%	646,532	(15)	86.5%	776,270	59.0%

* Represents less than 1%.

(1)	Based upon 1,425,478 shares of common stock outstanding on March 15, 2018.

(2)

The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the SEC. Accordingly, they may include securities owned by or for, among others, the spouse and/or minor children of the individual and any other relative who resides in the home of such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire within 60 days of March 15, 2018 under outstanding stock options or convertible shares of preferred stock.

(3)	Based upon 1,425,478 shares of common stock outstanding on March 15, 2018 in addition to 790,164 shares beneficially owned by our directors and officers, including 13,894 shares subject to options exercisable within 60 days of March 15, 2018 and 776,270 convertible shares of preferred stock deemed outstanding for the purposes of this calculation.

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(4)	Pursuant to our Second Amended and Restated Certificate of Incorporation (the “Certificate”), shares of Series Seed and Series A Preferred Stock are convertible into common stock at the option of the holder, currently on a one-to-one basis (subject to adjustment pursuant to weighted average price protection anti-dilution provisions set forth in the Certificate). Pursuant to the Investors’ Rights Agreement, each Series Seed Investor and Series A Investor (each as defined below) has a right of first refusal to purchase such holder’s pro rata share of any equity securities, or rights, options or warrants to purchase such equity securities, or securities convertible or exchangeable into such equity securities, offered by the Company in the future subject to certain customary exceptions.

(5)	Based upon 568,796 shares of Series Seed Preferred Stock outstanding on March 15, 2018.

(6)	Based upon 747,373 shares of Series A Preferred Stock outstanding on March 15, 2018.

(7)	Mr. Dally was granted 550,000 “founder” shares of common stock on August 6, 2013. On August 30, 2013, Mr. Dally entered into a Stock Repurchase Agreement and subjected his 550,000 shares of common stock to restrictions on transfer and an option to purchase in favor of the Company. As of March 15, 2018, Mr. Dally’s shares of common stock are fully vested and no longer subject to the restrictions or option under the Stock Repurchase Agreement.

(8)	Mr. Bhargava was granted 450,000 “founder” shares of common stock on August 6, 2013. On August 30, 2013, Mr. Bhargava entered into a Stock Repurchase Agreement and subjected his 450,000 shares of common stock to restrictions on transfer and an option to purchase in favor of the Company. As of March 15, 2018, Mr. Bhargava’s share of common stock are fully vested and no longer subject to the restrictions or option under the Stock Repurchase Agreement.

(9)	Includes shares held by FinTech Ventures Fund, LLLP (“FinTech Ventures”), for which Mr. Kouzmine holds voting and dispositive power through FinTech Ventures’ general partner, qWave Capital LLC. The address for FinTech Ventures is 3445 Stratford Road, Suite 3902, Atlanta, Georgia 30326.

(10)	Includes shares held by MDO Ventures JS LLC (“MDO Ventures”), for which Mr. Olander holds voting and dispositive power. The address for MDO Ventures is 135 E. Martin Street, Suite 201, Raleigh, North Carolina 27601.

(11)	Includes 8,000 shares subject to options exercisable within 60 days of March 15, 2018.

(12)	The average price paid by MDO Ventures per share of Series Seed Preferred Stock was $4.51.

(13)	Includes 24,000 shares subject to options exercisable within 60 days of March 15, 2018.

(14)	In addition to the shares beneficially owned by Mr. Olander, includes 28,691 shares held by Bruce Boehm’s spouse, who has sole voting and investment power with respect to such shares, and 10,663 shares held by Richard Tuley Realty, Inc., for which Mr. Tuley holds voting and dispositive power. The address for Richard Tuley Realty, Inc. is 3745 Cherokee St. NW, Suite 605, Kennesaw, Georgia 30144.

(15)	In addition to the shares beneficially owned by Messrs. Olander and Kouzmine, includes 3,754 shares held by Mr. Boehm’s spouse, who has sole voting and investment power with respect to such shares, and 3,751 shares held by Richard Tuley Realty, Inc., for which Mr. Tuley holds voting and dispositive power.

MANAGEMENT DISCUSSION AND ANALYSIS

The following information updates and replaces the information in the section titled “Management Discussion and Analysis” on page 85 of the Offering Circular:

You should read the following discussion in conjunction with our consolidated financial statements and the related notes and the section entitled “Description of the Company’s Business” elsewhere in this Offering Circular. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

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Overview

We maintain and operate the Groundfloor Platform for use by us and our subsidiaries to provide real estate development investment opportunities to the public. We were originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2014. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2014, and converted into a North Carolina corporation on July 26, 2014. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of our common stock. Effective August 5, 2015, we changed our domiciliary state to Georgia under the name Groundfloor Finance Inc. The consolidated financial statements include our wholly-owned subsidiaries, including Groundfloor GA (as defined below), which was created for the purpose of financing real estate properties in Georgia, Holdings, which was created for the purpose of facilitating our loan advance program by entering into the Revolver, and GRE 1, which sold and issued LROs through the Groundfloor Platform from May to July 2017.

LRO Program

We began offering LROs through the Groundfloor Platform in September 2015 pursuant to an offering statement (File No. 024-10440) that was qualified on September 7, 2015. We subsequently qualified two additional offering statements under Tier 1 of Regulation A: the second (File No. 024-10488) was qualified on October 29, 2015 and the third (File No. 024-10496) was qualified on December 15, 2015. Beginning in mid-January 2016, we began qualifying additional series of LROs through PQAs to the offering statement qualified on December 15, 2015. From May through June 2017, GRE 1, our wholly-owned subsidiary, offered LROs through the Groundfloor Platform pursuant to an offering statement (File No. 024-10670) that was qualified that same month. In January 2018, the offering statement of which this Offering Circular forms a part (File No. 024-024-10753) was qualified by the SEC under Tier 2 of Regulation A.

Status of LRO Offerings and Loan Originations

The tables below outline, as of the date indicated below, the total number of series of LROs (and resulting aggregate sales proceeds) for the Company and GRE 1 that (i) have been sold, (ii) are in the process of being sold, and (iii) are in the process of being qualified. The table below also indicates the total number of series of LROs (and the resulting aggregate value) that the Company or GRE 1 have abandoned or that have been withdrawn (i.e., those series of LROs that were withdrawn and later qualified by a subsequent PQA).

GROUNDFLOOR FINANCE OFFERINGS
As of: March 15, 2018	Total Number of Series of LROs	Aggregate Proceeds	Percentage of Total Loans Qualified[1]
Total Sold:	349	$43,401,000	76.0%
Total Being Sold:	10	$1,274,360	2.3%
Total Being Qualified:	8	1,020,570	—
Total Abandoned:	67	$9,383,378	17.3%
Total Withdrawn:	15	$2,366,770	4.4%

GRE 1 OFFERINGS
As of: March 15, 2018	Total Number of Series of LROs	Aggregate Proceeds	Percentage of Total Loans Qualified
Total Sold:	34	$5,917,500	97%
Total Being Sold:	—	—
Total Being Qualified:	—	—	—
Total Abandoned:	1	$451,000	3%
Total Withdrawn:	—	—	—

1 For the purpose of this calculation, excludes LROs offered and sold pursuant to other exemptions from federal and state registration requirements, including Regulation D under the Securities Act.

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While this data reflects a high incidence of abandonment, we believe this was due primarily to the delay involved in our offering procedures in place before we made advances. Many Borrowers have fixed closing dates for their real estate transactions. Prior to our ability to advance Loans, borrowers were forced to wait to receive financing until after the corresponding LROs were qualified and sold. This process took too long, so many borrowers were forced to withdraw and find alternate financing from other sources due to their internal deadlines. With the enactment of the loan advance program, however, the rate of abandoned series has decreased and we expect this to continue in the future.

The tables below include information related to the status of Loans the Company and GRE 1 have issued under the LRO program (by letter grade) as of March 15, 2018. For these purposes, outstanding Loans are characterized as follows:

•	Repaid: Loans that have been paid either:

o	at or before maturity (through prepayment),

o	after the original maturity date (following extension, modification or other workout arrangement), or

o	after a fundamental default (where a portion of the principal amount of the Loan has been written off as uncollectable).

•	Unpaid: Includes Loans that are:

o	“current” (i.e., no events of default have occurred, all payment obligations have been met or none are yet triggered),

o	subject to “workout” (i.e., there has been one or more payment defaults on the Loan and the Company or GRE 1, as applicable, has negotiated a modification of the original terms that does not amount to a fundamental default) (see “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans” above for more information), or

o	subject to a “fundamental default” (i.e., where a loan has defaulted and there is a chance that the Company or GRE 1, as applicable, will not be able to collect 100% of the principal amount of the Loan by the Extended Payment Date of the corresponding LROs).

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See also “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans.”

Groundfloor Finance – Loans Covered LROs by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Offered and Originated
Amount Offered	$5,078	$13,477	$30,489	$12,232	$647	$97	$25
Loans Offered (#)*	48	110	200	99	5	1	1
Amount Originated	$3,053	$9,483	$21,698	$8,736	$309	$97	$25
Loans Originated (#)*	32	84	152	76	3	1	1

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$1,860	$5,406	$7,633	$4,598	$210	$0	$0
Loans Paid at or Before Maturity (#)*	19	48	64	39	2	0	0
Amount Paid Following Workout	$324	$1,286	$3,572	$736	$99	$0	$25
Loans Paid Following Workout (#)*	4	10	22	8	1	0	1
Amount Paid Following Fundamental Default	$68	$0	$0	$0	$0	$31	$0
Loans Paid Following Fundamental Default (#)*	1	0	0	0	0	1	0
Total Loans Currently Unpaid
Amount Current	$759	$1,780	$9,096	$2,549	$0	$0	$0
Loans Current (#)*	7	18	56	24	0	0	0
Amount in Workout	$20	$1,011	$1,397	$853	$0	$0	$0
Loans In Workout (#)*	1	8	10	5	0	0	0
Amount in Fundamental Default (still unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0

GRE 1 - Loans Covered LROs by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Offered and Originated
Amount Offered	$548	$3,528	$2,111	$181	$0	$0	$0
Loans Offered (#)*	5	17	12	1	0	0	0
Amount Originated	$548	$3,528	$1,660	$181	$0	$0	$0
Loans Originated (#)*	5	17	11	1	0	0	0

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$548	$1,424	$899	$181	$0	$0	$0
Loans Paid at or Before Maturity (#)*	5	8	6	1	0	0	0
Amount Paid Following Workout	$0	$494	$0	$0	$0	$0	$0
Loans Paid Following Workout (#)*	0	1	0	0	0	0	0
Amount Paid Following Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans Paid Following Fundamental Default (#)*	0	0	0	0	0	0	0
Total Loans Currently Unpaid
Amount Current	$0	$1,609	$761	$0	$0	$0	$0
Loans Current (#)*	0	8	5	0	0	0	0
Amount in Workout	$0	$0	$0	$0	$0	$0	$0
Loans In Workout (#)*	0	0	0	0	0	0	0
Amount in Fundamental Default (still unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0

Status of Loan Collection and Servicing under the LRO Program

We determined on February 1, 2017 that it would not be possible to collect 100% of the principal amount of 174 Timothy Drive, Dallas, GA 30132 by the Extended Payment Date of the corresponding LROs. This Loan (graded A, with an original principal amount of $90,000) was repaid and corresponding LRO Payments processed to investors, subject to a write off of $22,000 of principal and $7,385 of accrued interest. We informed investors who had purchased LROs corresponding to this Loan of the determination that this Loan was in fundamental default on February 3, 2017, and the LROs were repaid the same day. This loss resulted from unforeseen circumstances with the septic system engineering and a previously unknown encroachment issue, but is nevertheless in line with the normal risks of our business.

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We determined on June 4, 2017 that it would not be possible to collect 100% of the principal amount of 4626 Brooks Street NE, Washington, DC 20019 by the Extended Payment Date of the corresponding LROs. The Company was in a second lien position and the first lienholder foreclosed on the property on August 1, 2017. We exercised every remedy available to us, and were unable to recover the full principal amount or any interest outstanding. The total principal loss on this loan was $66,000. The risk of loss is in line with a second lien Loan graded F.

The tables below reflect information about the historical workout treatment of Loans covered by the LRO program (by letter grade) as of March 15, 2018. Collection procedures for Loans in default typically involve the pursuit of one or more remedies. For example, a loan may be extended for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular Loan (i.e., the Loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See the discussion above as well as “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans” for a more detailed discussion of the characterization of Loans subject to workout.

Groundfloor Finance
	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$279	$2,186	$4,449	$1,252	$99	$97	$25
Loans Extended/Modified(#)*	5	19	27	11	1	1	1
Amount Subjected to Interest Rate Reduction	$0	$105	$0	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	1	0	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default (aggregate principal amount of Loans)	$90	$0	$0	$0	$0	$97	$0
Amount Written Off (aggregate principal amount unpaid)	$22	$0	$0	$0	$0	$66	$0
Loans Subject to Fundamental Default/Written Off (#)*	1	0	0	0	0	1	0
Investors Impacted by Fundamental Default *	144	0	0	0	0	177	0

GRE 1
	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$0	$494	$0	$0	$0	$0	$0
Loans Extended/Modified(#)*	0	1	0	0	0	0	0
Amount Subjected to Interest Rate Reduction	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	0	0	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default (aggregate principal amount of Loans)	$0	$0	$0	$0	$0	$0	$0
Amount Written Off (aggregate principal amount unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Fundamental Default/Written Off (#)*	0	0	0	0	0	0	0
Investors Impacted by Fundamental Default *	0	0	0	0	0	0	0

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We believe that the number of Loans the Company and GRE 1 have originated to date is too small to see a grade distribution of Loans in workout that tracks the grade distribution of Loans originated on a risk adjusted basis. We expect to see a more normal distribution as loan volume increases. Grades are an assessment of risk of loss should a default occur, and cannot predict defaults resulting from idiosyncratic events.

Georgia Notes Program

Prior to September 2015, only Groundfloor Properties GA, LLC (“Groundfloor GA”), a wholly-owned subsidiary of the Company, had issued non-recourse, limited recourse notes, referred to herein as Georgia Notes, through the Groundfloor Platform. The Georgia Notes were offered and sold pursuant to the federal and state exemptions from registration set forth in Section 3(a)(11) of the Securities Act and the Invest Georgia Exemption, Rule 590-4-2-.08, respectively. Groundfloor GA has not issued any additional Georgia Notes since commencing the LRO program and does not intend to issue any additional Georgia Notes in the future. While similar in structure to the LRO program, the Georgia Notes program (as summarized below) operated under a different legal structure and documentation establishing rights and obligations distinct from those under the LRO Program described in this Offering Circular. As a result, comparisons to the LRO program may not be meaningful, and prospective investors in the series of LROs covered by this Offering Circular should not rely upon the past results of the Georgia Notes and corresponding real estate development projects as indications of the future performance of the LRO program or any Project related to a particular series of LROs thereunder.

The Georgia Notes correspond to commercial loans to real estate developers of between $8,000 and $100,000, at interest rates that range between 6% and 20%, maturing six to 12 months from the date when each loan was made. Payment on each series of Georgia Notes is dependent upon Groundfloor GA’s receipt of payments on the corresponding loan, including principal and accrued interest. The borrower with respect to each loan is the developer that controls the real estate development project. These loans were applied toward a real estate project’s acquisition and/or renovation or construction costs. The real estate developer uses the loan proceeds to complete the real estate project, repaying principal and interest as a balloon payment at maturity. Once the loans are repaid, Groundfloor GA makes payments on the corresponding Georgia Notes. It is expected that investors in the Georgia Notes would profit solely from the interest earned on the Georgia Notes (which corresponds to the interest charged on the corresponding loan). Groundfloor GA takes a lien on the real estate underlying the project to secure each loan; however, investors in the corresponding series of Georgia Notes do not have any recourse against the real estate developer. The recourse against Groundfloor GA is limited to an amount equal to an investor’s pro rata share in value of the loan payments received by Groundfloor GA. Real estate developers are charged origination and servicing fees (ranging from 2% to 4% of the funds needed for the project), which may be included in the total amount of the loan. In addition, in certain circumstances, there are additional processing fees charged to the developer.

Status of Georgia Notes Offerings and Loan Originations

As of September 2015, Groundfloor GA had issued Georgia Notes totaling approximately $1.9 million, funding a total of 36 commercial loans for real estate development for an aggregate principal amount of $1.9 million. Loan sizes ranged from $8,000 to $100,000, with an average loan size of approximately $52,000.

The table below includes information related to the status of total amount of Loans Groundfloor GA has issued under the Georgia Notes program (by letter grade) as of March 15, 2018 (utilizing the same characterizations as outlined above).

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Loans Covered Georgia Notes by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Originated
Amount Originated	$381	$470	$335	$190	$445	$60	$0
Loans Originated (#)*	7	10	7	2	9	1	0

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$306	$322	$130	$190	$305	$60	$0
Loans Paid at or Before Maturity (#)*	6	7	4	2	6	1	0
Amount Paid Following Workout	$75	$148	$205	$0	$140	$0	$0
Loans Paid Following Workout (#)*	1	3	3	0	3	0	0
Amount Paid Following Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans Paid Following Fundamental Default (#)*	0	0	0	0	0	0	0

Total Loans Currently Unpaid
Amount Current	$0	$0	$0	$0	$0	$0	$0
Loans Current (#)*	0	0	0	0	0	0	0
Amount in Workout	$0	$0	$0	$0	$0	$0	$0
Loans In Workout (#)*	0	0	0	0	0	0	0
Amount in Fundamental Default (still unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0

Status of Loan Collection and Servicing under Georgia Notes Program

As indicated in the table above, as of March 15, 2018, of the 36 loans funded, 35 loans have been paid back in full and one loan has paid back with full principal and reduced interest.

The table below reflects information about the historical workout treatment of loans covered by the Georgia Notes program (by letter grade) as of March 15, 2018 to the extent they are not written off. Groundfloor GA’s collection procedures for loans in default typically involve the pursuit of one or more remedies. For example, Groundfloor GA may extend a loan for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular loan (i.e., the loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See our discussion above as well as “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans” for a more detailed discussion of our characterization of loans subject to workout.

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Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$75	$148	$205	$0	$140	$0	$0
Loans Extended/Modified(#)*	1	3	3	0	3	0	0
Amount Subjected to Interest Rate Reduction	$0	$0	$40	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	0	1	0	0	0	0
Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default (aggregate principal amount of Loans)	$0	$0	$0	$0	$0	$0	$0
Amount Written Off (aggregate principal amount unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Fundamental Default/Written Off (#)*	0	0	0	0	0	0	0
Invetors Impacted by Fundamental Default (#)*	0	0	0	0	0	0	0

Other than the defaults referenced above, Groundfloor GA is not aware of any adverse business developments that have occurred in the course of its operations.

Funding Loan Advances

To date, the Company has entered into two financial arrangements designed to facilitate Loan advances.

In November 2016, the Company entered into the Revolver credit facility to fund Loan advances (as defined below). The terms of the credit facility are as follows: Interest accrues at the greater of 10.0% per annum or the weighted average annual interest rate of the Loans then held by Holdings which have been originated with proceeds from the credit facility. The revolving credit facility was originally limited to $1.5 million with an option to increase the limit to $15.0 million (under certain circumstances). As of March 15, 2018, the capacity is $4.5 million and the maturity date is October 31, 2018 and is extendable for an additional year. The Company has given a corporate guaranty to Revolver Capital as additional support for the credit facility. Revolver Capital will also have a lien on the general assets of Holdings—which is made up exclusively of Loans that Holdings has originated. However, only Holdings, and its successors and assigns, are identified as a secured party in any documentation used to secure the advanced Loans. At no point will Holdings hold (or provide Revolver Capital a securities interest in) any Loan for which LROs have been issued.

When Holdings is not able to draw sufficient funds from this credit facility fast enough, the Company may elect to provide Holdings with a short term, non-interest bearing, full recourse loan using its operational capital to fund advances.

On January 11, 2017, we entered into the ISB Note (as defined below) for a principal sum of $1.0 million, which was subsequently increased to $2.0 million, for the purpose of using the proceeds for our loan advance program, but may use the proceeds for other purposes in our sole discretion.

Financial Position and Operating History

In connection with their audit for the years ended December 31, 2017 and 2016, our auditors raised substantial doubt about our ability to continue as a going concern due to our losses and cash outflows from operations. To strengthen our financial position, we have continued to raise additional funds through convertible debt and equity offerings.

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We have a limited operating history and have incurred a net loss since our inception. Our net loss was $4.1 million for the year ended December 31, 2017. To date, we have earned limited revenues from origination and servicing fees charged to borrowers in connection with the loans made by the Company and its wholly-owned subsidiaries GRE 1 and Groundfloor GA corresponding to the LROs and Georgia Notes. We have funded our operations primarily with proceeds from our convertible debt and preferred stock issuances, which are described below under “Liquidity and Capital Resources.” Over time, we expect that the number of borrowers and lenders, and the volume of loans originated through the Groundfloor Platform, will increase and generate increased revenue from borrower origination and servicing fees.

The proceeds from the sale of LROs described in this Offering Circular will not be used to directly finance our operations. We will use the proceeds from sales of LROs exclusively to originate the Loans that correspond to the corresponding series of LROs sold to investors. However, we collect origination and servicing fees on Loans we are able to make to Developers, which we recognize as revenue. The more Loans we are able to fund through the proceeds of our offerings, the more fee revenue we will make. With increased fee revenue, our financial condition will improve. However, we do not anticipate this increased fee revenue to be able to support our operations through the next twelve months.

Our operating plan calls for a continuation of the current strategy of raising equity and, in limited circumstances, debt financing to finance our operations until we reach profitability and become cash-flow positive, which we do not expect to occur before the end of 2018. Our operating plan calls for significant investments in website development, security, investor sourcing, loan processing and marketing, and for several rounds of equity financing before we reach profitability. We completed our Series A Financing in December 2015, through which we raised an aggregate of approximately $5.0 million (including the cancellation of the 2015 Bridge Notes (as defined below)), and our 2017 Note Financing (as defined below), through which we raised an aggregate of $2.05 million, and we have raised an aggregate of $2.89 million as of March 15, 2018 through our 2018 Common Stock Offering (as defined below), in order to fund operations over the next six months. See “Liquidity and Capital Resources” below.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which we have prepared in accordance with generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates. Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included elsewhere in this Offering Circular.

Software and Website Development Costs

Internal use software and website development costs are capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and the software will be used as intended. Internal use software and website development costs are amortized on a straight line basis over the project’s estimated useful life, generally three years. Capitalized internal use software development costs consist of employee compensation costs and fees paid to third-party consultants who are directly involved in development efforts. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Development costs of our website incurred in the preliminary stages of development are expensed as incurred. Once preliminary development efforts are successfully completed, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use.

Share-Based Compensation

We account for share-based compensation using the fair value method of accounting which requires all such compensation to employees and nonemployees, including the grant of employee stock options, to be recognized in the income statement based on its fair value at the measurement date (generally the grant date). The expense associated with share-based compensation is recognized on a straight-line basis over the service period of each award.

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Allowance for Uncollectable Loans and Undeliverable Limited Recourse Obligations

Payments to holders of Georgia Notes or LROs, as applicable, depend on the payments received on the corresponding Loans; a reduction or increase of the expected future payments on Loans will decrease or increase the reserve for the associated Georgia Notes or LROs. The Company recognizes a reserve for uncollectable Loans and corresponding reserve for undeliverable Georgia Notes or LROs in an amount equal to the estimated probable losses net of recoveries. The allowance is based on management’s estimates and analysis of historical bad debt experience, existing economic conditions, current loan aging schedules, and expected future write-offs, as well as an assessment of specific, identifiable Developer accounts considered at risk or uncollectable. Expected losses and actual charge-offs on Loans are offset to the extent that the Loans are financed by Georgia Notes or LROs, as applicable, that effectively absorb the related Loan losses.

Nonaccrual and Past Due Loans

Interest income is accrued on the outstanding principal balance. The accrual of interest on the loans and corresponding Georgia Notes or LROs is discontinued when, in management’s opinion, the borrower may be unable to make payments as they become due, unless the loan is well secured and in the process of collection. Interest income and interest expense on loans and the corresponding Georgia Notes or LROs are discontinued and placed on non-accrual status at the time the loan is 90 days delinquent unless the loan is well secured and in process of collection. The Loans and corresponding Georgia Notes or LROs are charged off to the extent principal or interest is deemed uncollectable. Non-accrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. All interest accrued, but not collected for Loans and Georgia Notes or LROs that are placed on nonaccrual or charged off, are reversed against interest income and interest expense, respectively.  Interest income on nonaccrual loans is applied against principal until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Impaired Loans

Loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreements. Impaired loans include loans on nonaccrual status. When determining if the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement, the Company considers the borrower’s capacity to pay, which includes such factors as the borrower’s current financial position, an analysis of global cash flow sufficient to pay all debt obligations and an evaluation of secondary sources of repayment, such as collateral value and guarantor support. The Company individually assesses for impairment all nonaccrual loans and all loans in fundamental default. The tables below include all loans deemed impaired, whether or not individually assessed for impairment. If a loan is deemed impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis.

Provision for Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

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Results of Operations

Fiscal Years Ended December 31, 2017 and 2016

	For the year ended December 31, 2017	For the year ended December 31, 2016
Non-interest revenue:
Origination fees	$871,771	$218,862
Servicing fees	509,939	237,943
Total operating revenue	1,381,710	456,805
Net interest income (expense):
Interest income	2,287,701	901,234
Interest expense	(1,921,693)	(842,419)
Net interest income	366,008	58,815
Net revenue	1,747,718	515,620
Cost of revenue	(251,431)	(131,753)
Gross profit	1,496,287	383,867
Operating expenses:
General and administrative	1,082,137	1,083,200
Sales and customer support	1,316,356	826,289
Development	678,844	590,396
Regulatory	457,844	596,687
Marketing and promotions	1,338,635	983,812
Total operating expenses	4,873,816	4,080,384
Loss from operations	(3,377,529)	(3,696,517)
Interest expense	707,956	43,695
Net loss	$(4,085,485)	$(3,740,212)

Net Revenue

Net revenue for the years ended December 31, 2017 and 2016 was $1.7 million and $0.5 million, respectively. The Company facilitated the origination of 203 and 148 developer loans during the years ended December 31, 2017 and 2016, respectively. Origination fees and servicing fees were earned related to the origination of these developer loans. Origination and servicing fees are determined by the term and credit risk of the developer loan and range from 1.0% to 6.0%. The fees are deducted from the loan proceeds at the time of issuance. We expect operating revenue to increase as our loan application and processing volume increases. Additionally, we earned net interest income during the loan advance period. The increase in net interest income is due to the full year utilization of the Revolver compared to the partial period in the year end December 31, 2016.

Gross Profit

Gross profit for the years ended December 31, 2017 and 2016 was $1.5 million and $0.4 million, respectively. The increase in gross profit was due to $1.2 million in additional net revenue, offset by an increase in cost of revenue of $0.1 million. Cost of revenue consists primarily of payment processing and vendor costs associated with facilitating and servicing loans. We expect gross profit to increase as our loan application and processing volume increases.

General and Administrative Expense

General and administrative expense consists primarily of employee compensation cost, professional fees, consulting fees and depreciation and amortization expense. General and administrative expense was consistent year over year at $1.1 million. The increase in compensation expense was driven by the additional employees added in the years ended December 31, 2017 and 2016. Furthermore, the Company’s reporting requirements led to an increase in accounting and auditing professional fees. The general and administrative expense increase was offset by a decrease in employee relocation and recruiting fees incurred in the year ended December 31, 2016. We expect general and administrative expense will continue to increase due to the planned investment in business infrastructure required to support our growth.

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Sales and Customer Support

Sales and customer support expense for the years ended December 31, 2017 and 2016 was $1.3 million and $0.8 million, respectively, an increase of $0.5 million or 59.3%. Sales and customer support expense consists primarily of employee compensation cost. The increase was primarily due to an increase in compensation related to increased headcount during the year to build out the sales and origination functions to support current and future growth. We expect sales and customer support expense will continue to increase due to the planned investment in developer acquisition and customer support required to support our growth.

Development Expense

Development expense for the years ended December 31, 2017 and 2016 was $0.7 million and $0.6 million, respectively, an increase of $0.1 million or 15.0%. Development expense consists primarily of employee compensation cost and the cost of subcontractors who work on the development and maintenance of our website and lending platform. The increase was primarily due to increases in compensation cost related to increased headcount. We expect development expense will continue to increase due to the planned investments in our website and lending platform required to support our technology infrastructure as we grow.

Regulatory Expense

Regulatory expense for the years ended December 31, 2017 and 2016 was $0.5 million and $0.6 million, respectively, a decrease of $0.1 million or 23.3%. Regulatory expense consists primarily of legal fees and compensation cost required to maintain SEC and other regulatory compliance. The decrease was primarily due to a decrease in legal fees. The decrease in legal fees is due to work performed in the year ended December 31, 2016 exploring multiple regulatory offering paths. We expect regulatory expense may remain steady or increase due to the additional expense related to qualifying our offerings with the SEC, including our transition to Tier 2 under Regulation A, which will require complying with ongoing reporting requirements with the SEC and certain filing fees with applicable state regulatory authorities.

Marketing and Promotions Expense

Marketing and promotions expense for the years ended December 31, 2017 and 2016 was $1.4 million and $1.0 million, respectively, an increase of $0.4 million or 36.1%. Marketing and promotions expense consists primarily of consulting expense, compensation cost as well as promotional and advertising expense. The increase was primarily due to an increase in investor acquisition, which drove an increase of $0.4 million in advertising and promotions. We expect that marketing and promotions expense will continue to increase due to the planned investment in investor and developer acquisition activities required to support our growth.

Interest Expense

Interest expense for the year ended December 31, 2017 and 2016 was $0.7 million and $44 thousand, respectively, an increase of $0.7 million. The company incurred $446 thousand in interest expense warehousing loans on the Revolver. Cash paid for interest on the Revolver was $434 thousand in the year ended December 31, 2017. Interest expense related to the Subordinated Convertible Note (as defined below) of $53 thousand was recognized during the year ended December 31, 2017 and is recorded as an accrued expense as of December 31, 2017. Interest expense related to the ISB Note of $139 thousand was recognized during the year ended December 31, 2017. Cash paid for interest on the ISB Note was $76 thousand in the year ended December 31, 2017.

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Net Loss

Net loss for the years ended December 31, 2017 and 2016 was $4.1 million and $3.7 million, respectively, a net loss increase of $0.4 million or 9.2%. Operating expense consist primarily of compensation cost, legal fees, consulting and subcontractor cost as well as promotional expense. Operating expense for the years ended December 31, 2017 and 2016 were $4.9 million and $4.1 million, respectively, an increase of $0.8 million or 19.4%. The increase was primarily due to higher compensation cost as we added more staff to support business growth, increased consulting expense related to marketing operations, increased professional service fees, increased advertising and promotional expense and increased software development expense which were offset by a decrease in regulatory expense.

Liquidity and Capital Resources

The consolidated financial statements included in this Offering Circular have been prepared assuming that we will continue as a going concern; however, the conditions discussed below raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should we be unable to continue as a going concern.

We incurred a net loss for the years ended December 31, 2017 and 2016, and have an accumulated deficit as of December 31, 2017 of $11.5 million. Since our inception, we have financed our operations through debt and equity financing from various sources. We are dependent upon raising additional capital or seeking additional equity financing to fund our current operating plans for the foreseeable future. Failure to obtain sufficient equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve our business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	For the year ended December 31, 2017	For the year Ended December 31, 2016
Operating activities	$(2,885,426)	$(2,810,886)
Investing activities	(6,796,379)	(12,746,215)
Financing activities	10,824,058	11,438,005
Net increase (decrease) in cash	$1,142,253	$(4,119,096)

Net cash used in operating activities for the years ended December 31, 2017 and 2016 was $2.9 million and $2.8 million, respectively. Net cash used in operating activities funded salaries, expense for contracted marketing, development and other professional service providers and expense related to sales and marketing initiatives.

Net cash used in investing activities for the years ended December 31, 2017 and 2016 was $6.8 million and $12.7 million, respectively. Net cash used in investing activities primarily represents loan payments to developers offset by the repayment of loans to developers. The decrease is driven by an increase in loan repayments of $18.1 million offset by an increase in loans made to developers of $9.3 million.

Net cash provided by financing activities for the years ended December 31, 2017 and 2016 was $10.8 million and $11.5 million, respectively. Net cash provided by financing activities primarily represents proceeds from the issuance of Georgia Notes and LROs to investors through the Groundfloor Platform, proceeds from the ISB Note and the Subordinated Convertible Notes, offset by repayments of Georgia Notes and LROs to investors.

We issued and sold 91,259 shares of Series Seed Preferred Stock at an initial closing on December 5, 2014 (the “Series Seed Initial Closing”), for total proceeds of $475 thousand, pursuant to the Series Seed Preferred Stock Purchase Agreement (the “Series Seed Purchase Agreement”), dated December 5, 2014 between us and the investors named therein (the “Series Seed Investors”). In addition, at the Series Seed Initial Closing, the entire unpaid principal and interest outstanding under certain previously-issued convertible promissory notes converted into 276,391 additional shares of Series Seed Preferred Stock. We issued and sold an aggregate of 201,146 additional shares of Series Seed Preferred Stock, for total proceeds of $1.1 million, at subsequent closings on April 1, 2015, May 12, 2015 and August 31, 2015 (collectively, the “Series Seed Subsequent Closings” and together, with the Series Seed Initial Closing, the “Series Seed Financing”). Pursuant to the Series Seed Purchase Agreement, the Company sold each share of Series Seed Preferred Stock for $5.205 per share. In connection with the Series Seed Financing, we also entered into an Investors’ Rights Agreement with the Series Seed Investors and certain holders of our common stock, which was subsequently amended and restated in connection with the Series A Financing. The shares of Series Seed Preferred Stock were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The Series Seed Financing terminated following the final Series Seed Subsequent Closing and we do not intend to sell any additional shares of Series Seed Preferred Stock.

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During November 2015, we entered into promissory notes with investors for total proceeds of $250 thousand (the “2015 Bridge Notes”). The notes incurred interest at the rate of 12% per annum. The outstanding principal and all accrued but unpaid interest was due and payable on the earlier of May 5, 2016 or the closing of an equity financing with gross proceeds of at least $4.3 million. The 2015 Bridge Notes and all accrued but unpaid interest thereunder were cancelled as consideration for 37,561 shares of Series A Preferred Stock in connection with the Series A Initial Closing. The notes were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The 2015 Bridge Notes Financing terminated with the closing of the Series A Financing.

In addition, we issued and sold 709,812 shares of Series A Preferred Stock at an initial closing on November 24, 2015 and subsequent closings through December 2015, for total gross proceeds of approximately $4.7 million, pursuant to the Series A Preferred Stock Purchase Agreement. Pursuant to the Series A Preferred Stock Purchase Agreement, the Company sold each share of Series A Preferred Stock for $6.69 per share. The shares of Series A Preferred Stock were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The Series A Financing terminated in December 2015 and we do not intend to sell any additional shares of Series A Preferred Stock.

On November 1, 2016, Holdings, the Company’s wholly-owned subsidiary, as borrower, entered into a revolving credit facility (the “Revolver”) with Revolver Capital. The credit agreement (the “Credit Agreement”) provides for revolving loans up to a maximum aggregate principal amount of $1.5 million (the “Revolving Credit Commitments”). The Revolver will be used for bridge funding of underlying loans pending approval from the SEC of the corresponding series of LROs. The term of the Revolver was extended in October 2017 and will mature on October 31, 2018.

On November 11, 2016, the Company entered into a First Amendment to the Credit Agreement, which amended the Credit Agreement to increase the Revolving Credit Commitments thereunder from $1.5 million to $2.5 million. On December 21, 2016, the Company entered into a Second Amendment to the Credit Agreement, which amended the Credit Agreement to increase the Revolving Credit Commitments thereunder from $2.5 million to $3.5 million. On April 7, 2017, the Company entered into a Third Amendment to the Credit Agreement, which increased the Revolving Credit Commitments thereunder from $3.5 million to $4.5 million. The other terms of the credit facility remain unchanged.

As of December 31, 2017, the Company had $1.5 million of available borrowings and $3.0 million outstanding under the Revolver as presented within revolving credit facility on the consolidated balance sheets. As of December 31, 2017 and 2016, the Company reflected $1,000 and $36,000, respectively, of deferred financing cost related to the Revolver as a reduction to the revolving credit facility on the consolidated balance sheets.

On January 11, 2017, we entered into the ISB Note in favor of ISB for a principal sum of $1.0 million. We paid to ISB an origination fee of $10,000 concurrently with the funding by ISB of the principal of the ISB Note. We subsequently entered into an amendment to the ISB Note extending the repayment schedule for a $5,000 amendment fee, a second amendment increasing the principal amount outstanding to $2.0 million for a $30,000 amendment fee, and a third amendment further extending the repayment schedule among other terms described below for a $10,000 amendment fee.

The ISB Note incurs interest at the rate of 8% per annum from January 11, 2017 until September 30, 2017 and 14% per annum from October 1, 2017 until payment in full of the ISB Note, in each case calculated on the basis of a 360-day year for the actual number of days elapsed. The ISB Note must be repaid as follows: (i) $250,000, plus any accrued but unpaid interest thereon, was due and payable on June 30, 2017, (ii) $250,000, plus any accrued but unpaid interest thereon, is due and payable on March 31, 2019, (iii) $500,000, plus any accrued but unpaid interest thereon, is due and payable on June 30, 2019, (iv) $500,000, plus any accrued but unpaid interest thereon, is due and payable on September 30, 2019, and (v) any remaining outstanding principal amount, plus any remaining accrued but unpaid interest, is due and payable on December 31, 2019. As of the date hereof, the principal sum of $1.8 million remains outstanding.

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The ISB Note includes certain financial covenants related to the Company’s quarterly financial results and operating capital. The ISB Note is subject to customary event of default provisions. Upon the occurrence of any event of default, the interest rate under the ISB Note shall increase by 7%. As collateral security for the ISB Note, we granted to ISB a first priority security interest in all of its assets, subject to certain exceptions. Among other things, the security interest specifically excludes (i) any assets serving as collateral for the Company’s credit facility with Revolver Capital; (ii) any Loans for which a series of LROs has been issued, regardless of whether such Loans and corresponding series of LROs have been originated and issued by us or one of our subsidiaries; and (iii) the equity interest in any subsidiary formed by us for the sole purpose of issuing Loans and corresponding series of LROs.

In connection with the third amendment to the ISB Note, the Company agreed to issue to ISB a warrant for the purchase of shares of our common stock on the first day of each quarter commencing on October 1, 2017 until the ISB Note is repaid in full for the purchase of the following number of shares: (i) for each quarter until and including the first quarter of 2019, 4,000 shares of common stock; (ii) for the second quarter of 2019, 3,500 shares of common stock, (iii) for the third quarter of 2019, 2,300 shares of common stock; and (iv) for the fourth quarter of 2019, 1,100 shares of common stock.

From March 2017 to May 2017, we issued subordinated convertible notes (the “Subordinated Convertible Notes”) to investors for total proceeds of $825 thousand (the “2017 Note Financing”). On October 27, 2017, the Company entered into amendments to the outstanding Subordinated Convertible Notes and related Subordinated Convertible Promissory Note Purchase Agreement raising the principal amount of Subordinated Convertible Notes that may be sold to $2.0 million, extending the maturity date, and allowing the Subordinated Convertible Notes, at the option of the holders, to convert outstanding principal and accrued but unpaid interest into shares of the Company’s common stock as described below. In November 2017, we issued Subordinated Convertible Notes to investors for additional proceeds of $675 thousand. In December 2017, the Board further increased the principal maximum amount of Subordinated Convertible Notes to be offered and sold in the 2017 Note Financing to $2.05 million and we issued Subordinated Convertible Notes to investors for additional proceeds of $550 thousand. The notes incur interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of September 30, 2019 or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $8.0 million (“Qualified Preferred Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of our preferred stock issued in the financing at a price per share equal to 75% of the price per share of the preferred stock financing. In the event of a closing of a common stock financing under Regulation A with gross proceeds of at least $3.0 million (“Qualified Common Financing”) prior to the Maturity Date, then each holder may elect, in its discretion, to convert the outstanding principal and all accrued but unpaid interest into shares of our common stock issued in the financing at a price per share equal to 90% of the price per share of the common stock financing. The indebtedness represented by the Subordinated Notes is subordinated in all respects to the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement, and other amounts due in connection with the Revolver and ISB Note.

On February 9, 2018, we launched an offering of our common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the “2018 Common Stock Offering”). We are offering up to 500,000 shares of our common stock at $10 per share, with a minimum investment of $100, or 10 shares of common stock. The aggregate initial offering price of our common stock will not exceed $5,000,000 in any 12-month period, and there is no minimum offering amount. We may issue up to 30,000 additional bonus shares of our common stock in the offering based on the following incentives: (i) investors who provided at least one indication of interest to the Company in the amount of $10,000 or more prior to 11:59 PM, Eastern Time, on January 30, 2018 and purchase at least $10,000 of common stock in connection with the 2018 Common Stock Offering, will receive 100 additional shares of common stock for no additional consideration and (ii) investors who provided at least one indication of interest to the Company in the amount of $25,000 or more prior to 11:59 PM, Eastern Time, on November 17, 2017 and purchased at least $25,000 of Groundfloor Common Stock in connection with this offering, will receive 250 additional shares of common stock for no additional consideration. As of March 15, 2018, we have issued 289,072 shares of common stock in the 2018 Common Stock Offering for $2,890,720 in proceeds.

19

Investors in the 2018 Common Stock Offering are required to agree to the terms of the Common Stock Voting Agreement. Among other things, the Common Stock Voting Agreement provides that each investor will vote for Brian Dally and Nick Bhargava as directors of the Company for as long as they each hold at least 5% of the voting stock of the Company. If a shareholder party to the Common Stock Voting Agreement fails to vote his, her, or its shares of common stock in accordance with the terms of the Common Stock Voting Agreement, he, she, or it will appoint the Chief Executive Officer, President or Secretary of the Company as his, her, or its proxy to vote such shares of common stock accordingly. If the Company’s Board of Directors, employees and officers who hold common stock, Series A shareholders, and all other classes of shares (the “Requisite Shareholders”) provided for in the Certificate approve any act or transaction described in Section 3.3 of the Certificate, each shareholder party to the Common Stock Voting Agreement agrees to take all necessary and desirable actions to facilitate such act or transaction. If the Requisite Shareholders approve a merger or consolidation of the Company, a sale of all or substantially all of the Company’s assets or debt or equity financing of the Company, each shareholder party to the Common Stock Voting Agreement agrees to vote all shares of Common stock he, she, or it holds in favor of such transaction, and agrees to waive and refrain from exercising any dissenters, appraisal or similar rights.

We have incurred losses since our inception, and we expect we will continue to incur losses for the foreseeable future. We require cash to meet our operating expenses and for capital expenditures. To date, we have funded our cash requirements with proceeds from our convertible note and capital stock issuances. We anticipate that we will continue to incur substantial net losses as we grow the Groundfloor Platform. In September 2017, we implemented the Salary Reduction Program in order to reduce our short-term expenses to manage upcoming liquidity needs of the Company. We do not have any committed external source of funds, except as described above. To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our cash needs through public or private equity offerings or debt financings. Additional equity or debt financing may not be available on acceptable terms, if at all. As of the date of this filing, the Company is working to raise up to $5 million in financing in the 2018 Common Stock Offering, but can give no assurances that we will be able to raise the maximum amount of our common stock being offered.

Plan of Operation

Prior to September 2015, our operations were limited to issuing Georgia Notes solely in Georgia to Georgia residents pursuant to an intrastate crowdfunding exemption from registration under the Securities Act and qualification under Georgia law. On September 7, 2015, the SEC qualified our first offering statement on Form 1-A covering seven separate series of LROs corresponding to the same number of Projects in eight states and the District of Columbia. Subsequently, we have not issued, and do not intend to issue in the future, any additional Georgia Notes. Since that time, we have qualified two additional offering statements on Form 1-A in addition to an offering statement on Form 1-A qualified for GRE 1, our wholly-owned subsidiary, in each case under Tier 1 of Regulation A. GRE 1 does not presently intend to qualify any additional series of LROs under its offering statement. In January 2018, the offering statement of which this Offering Circular forms a part was qualified by the SEC under Tier 2 of Regulation A, raising the annual aggregate amount of LROs which the Company may offer and sell to $50 million, less any other securities sold by the Company under Regulation A (including pursuant to the 2018 Common Stock Offering). We have filed, and intend to continue to file, post-qualification amendments to this Offering Circular on a regular basis to include additional series of LROs. We expect to expand the number of states in which we offer and sell LROs during the next 12 months. With this increased geographic footprint, we expect that the number of borrowers and corresponding investors, and the volume of loans originated through the Groundfloor Platform, will increase and generate increased revenue from borrower origination and servicing fees.

As the volume of our loans and corresponding offerings increase, we plan to continue the current strategy of raising equity and, in limited circumstances, debt financing to finance our operations until we reach profitability and become cash-flow positive, which we do not expect to occur before the end of 2018. Future equity or debt offerings by us will be necessary to fund the significant investments in website development, security, investor sourcing, loan processing and marketing necessary to reach profitability. We expect to hire more staff to support our expected growth in operations and to invest heavily in marketing throughout the next year.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

20

FINANCIAL STATEMENTS

The following audited consolidated financial statement for the years ended December 31, 2017 and December 31, 2016 and notes there to update and replace the consolidated financial statements of the Company and its subsidiaries starting on page F-1 of the Offering Circular:

21

GROUNDFLOOR FINANCE INC.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2017 and 2016

F-1

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Table of Contents

December 31, 2017 and 2016

F-2

Independent Auditors’ Report

The Board of Directors

Groundfloor Finance Inc. and Subsidiaries

Atlanta, Georgia

We have audited the accompanying consolidated financial statements of Groundfloor Finance Inc. and Subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, stockholders’ (deficit) equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

F-3

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Groundfloor Finance Inc. and Subsidiaries as of December 31, 2017 and 2016, and the consolidated results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Uncertainty Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses and cash outflows from operations since its inception. Those conditions raise substantial doubt about its ability to continue as a going concern as of December 31, 2017. Management’s plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Raleigh, North Carolina
March 1, 2018

F-4

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,
	2017	2016
Assets
Current assets:
Cash	$1,354,170	$211,917
Loans to developers, net	18,899,485	12,694,297
Interest receivable on loans to developers	1,354,533	708,132
Other current assets	344,768	117,001
Total current assets	21,952,956	13,731,347
Property, equipment, software, website and intangible assets, net	481,047	399,807
Total assets	$22,434,003	$14,131,154
Liabilities and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable and accrued expenses	$1,850,157	$943,295
Accrued interest on limited recourse obligations	1,133,008	649,318
Limited recourse obligations, net	15,925,524	8,612,328
Revolving credit facility	3,000,179	2,715,995
Convertible notes	2,050,000	-
Partner lender notes	-	522,098
Total current liabilities	23,958,868	13,443,034
Long-term notes payable	1,699,259	-
Other liabilities	-	12,000
Total liabilities	25,658,127	13,455,034
Stockholders’ (deficit) equity:
Common stock, no par, 5,000,000 shares authorized, 1,136,406 and 1,131,070 issued and outstanding	22,449	22,449
Series A convertible preferred stock, no par, 747,385 shares designated, 747,373 shares issued and outstanding (liquidation preference of $4,999,925)	4,962,435	4,962,435
Series seed convertible preferred stock, no par, 568,796 shares designated, issued and outstanding (liquidation preference of $2,960,583)	2,609,091	2,609,091
Additional paid-in capital	712,314	527,073
Accumulated deficit	(11,529,853)	(7,444,368)
Stock subscription receivable	(560)	(560)
Total stockholders’ (deficit) equity	(3,224,124)	676,120
Total liabilities and stockholders’ (deficit) equity	$22,434,003	$14,131,154

See accompanying notes to consolidated financial statements

F-5

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Year Ended December 31,
	2017	2016
Non-interest revenue:
Origination fees	$871,771	$218,862
Loan servicing revenue	509,939	237,943
Total non-interest revenue	1,381,710	456,805
Net interest income:
Interest income	2,287,701	901,234
Interest expense	(1,921,693)	(842,419)
Net interest income	366,008	58,815
Net revenue	1,747,718	515,620
Cost of revenue	(251,431)	(131,753)
Gross profit	1,496,287	383,867
Operating expenses:
General and administrative	1,082,137	1,083,200
Sales and customer support	1,316,356	826,289
Development	678,844	590,396
Regulatory	457,844	596,687
Marketing and promotions	1,338,635	983,812
Total operating expenses	4,873,816	4,080,384
Loss from operations	(3,377,529)	(3,696,517)
Interest expense	707,956	43,695
Net loss	$(4,085,485)	$(3,740,212)

See accompanying notes to consolidated financial statements

F-6

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ (Deficit) Equity

	Series A		Series Seed							Total
	Convertible		Convertible				Additional		Stock	Stockholders’
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated	Subscription	(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Receivable	Equity
Stockholders’ equity as of December 31, 2015	747,373	$4,962,435	568,796	$2,609,091	1,123,750	$17,173	$422,423	$(3,704,156)	$(560)	$4,306,406
Exercise of stock options	-	-	-	-	7,320	-	29,207	-	-	29,207
Share-based compensation expense	-	-	-	-	-	5,276	75,443	-	-	80,719
Net loss	-	-	-	-	-	-	-	(3,740,212)	-	(3,740,212)
Stockholders’ equity as of December 31, 2016	747,373	$4,962,435	568,796	$2,609,091	1,131,070	$22,449	$527,073	$(7,444,368)	$(560)	$676,120
Exercise of stock options	-	-	-	-	5,336	-	5,178	-	-	5,178
Share-based compensation expense and warrants	-	-	-	-	-	-	180,063	-	-	180,063
Net loss	-	-	-	-	-	-	-	(4,085,485)	-	(4,085,485)
Stockholders’ deficit as of December 31, 2017	747,373	$4,962,435	568,796	$2,609,091	1,136,406	$22,449	$712,314	$(11,529,853)	$(560)	$(3,224,124)

See accompanying notes to consolidated financial statements

F-7

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2017	2016
Cash flows from operating activities
Net loss	$(4,085,485)	$(3,740,212)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	231,111	131,682
Share-based compensation and warrants	160,063	80,719
Provision for loss on loans to developers	-	50,000
Noncash interest expense	69,676	7,250
Origination of loans held for sale	(3,151,503)	-
Proceeds from sales of loans held for sale	3,151,503	-
Changes in operating assets and liabilities:
Other current assets	7,058	13,457
Interest receivable on loans to developers	(689,160)	(640,615)
Accounts payable and accrued expenses	894,862	707,898
Accrued interest on limited recourse obligations	526,449	578,935
Net cash used in operating activities	(2,885,426)	(2,810,886)
Cash flows from investing activities
Loan payments to developers	(25,104,481)	(15,827,534)
Repayments of loans from developers	18,620,453	3,472,610
Purchases of property and equipment	(20,299)	(25,430)
Purchase of intangible assets	-	(30,000)
Payments of software and website development costs	(292,052)	(335,861)
Net cash used in investing activities	(6,796,379)	(12,746,215)
Cash flows from financing activities
Proceeds from limited recourse obligations and partner lender notes	28,032,146	12,167,949
Repayments of limited recourse obligations and partner lender notes	(21,197,033)	(3,467,896)
Payment of deferred financing costs	(65,000)	(43,500)
Borrowings from the revolving credit facility	23,876,708	4,872,370
Repayments on the revolving credit facility	(23,627,941)	(2,120,125)
Proceeds from issuance of convertible notes payable	2,050,000	-
Proceeds from issuance of long-term note payable	2,000,000	-
Repayments of long-term note payable	(250,000)	-
Exercise of stock options	5,178	29,207
Net cash provided by financing activities	10,824,058	11,438,005
Net increase (decrease) in cash	1,142,253	(4,119,096)
Cash as of beginning of the period	211,917	4,331,013
Cash as of end of the period	$1,354,170	$211,917
Supplemental cash flow disclosures:
Cash paid for interest	$509,908	$15,081
Supplemental disclosure of noncash investing and financing activities:
Loans to developers transferred to other real estate owned	$234,825	$-
Write-down (recovery) of loans to developers, net and limited recourse obligations, net	44,015	550,000
Write-down (recovery) of interest receivable on loans to developers and accrued interest on limited recourse obligations	42,759	-
Issued warrants in connection with the long-term note payable	20,000	-

See accompanying notes to consolidated financial statements

F-8

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The terms "we," "our," or the "Company" refer to Groundfloor Finance Inc. and its subsidiaries. The Company was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed their name to Groundfloor LLC on April 26, 2013, and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of GROUNDFLOOR Inc.’s common stock. In August 2014, GROUNDFLOOR Inc. converted into a Georgia corporation and changed their name to Groundfloor Finance Inc. The accounting effects of these conversions are reflected retrospectively in the Consolidated Financial Statements. Groundfloor Holdings GA, LLC is the holder of the Revolver, as defined in Note 7. Groundfloor Properties GA LLC was created for the purpose of financing real estate in Georgia. Groundfloor Real Estate 1 LLC was created for the purpose of financing real estate in nine states. Groundfloor Real Estate, LLC is currently inactive and management does not have plans to use this entity in the near future.

The Company has developed an online investment platform designed to crowdsource financing for real estate development projects (the “Projects”). With this online investment platform (the “Platform”), public investors (the “Investors”) are able to choose between multiple Projects, and real estate developers (the “Developers”) of the Projects are able to obtain financing. Groundfloor’s financing model replaces traditional sources of financing for Projects with the aggregation of capital from Investors using the internet.

Groundfloor formed Groundfloor Properties GA LLC (“Groundfloor GA”) in August 2013 for the purpose of issuing nonrecourse promissory notes (“Georgia Notes”) corresponding to commercial real estate loans entered into by Groundfloor GA to residents of Georgia. Groundfloor GA began offering these investment opportunities to residents of Georgia through the Platform in November 2013.

Following the qualification of the Company’s first offering statement on Form 1-A on August 31, 2015, the Company began a multistate offering of limited recourse obligations (“LROs”) to Investors corresponding to commercial loans for real estate development projects financed by the Company. The Company does not intend to issue any additional Georgia Notes.

The Company believes this method of real estate financing has many advantages including reduced Project origination costs, lower interest rates for Developers, and attractive returns for Investors.

Basis of Presentation and Liquidity

Our Consolidated Financial Statements include Groundfloor Finance Inc. and its wholly owned subsidiaries, Groundfloor Properties GA LLC; Groundfloor Real Estate, LLC; Groundfloor Holdings GA, LLC; and Groundfloor Real Estate 1, LLC (collectively the “Company” or “Groundfloor”). Intercompany transactions and balances have been eliminated upon consolidation.

The Company’s Consolidated Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

Operations since inception have consisted primarily of organizing the Company, developing the technology, and securing financing. The accompanying Consolidated Financial Statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has incurred losses and cash outflows from operations since its inception. The ultimate success of the Company is dependent on management’s ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses.

F-9

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue growing working capital and fund product development and operations.

Management intends to raise additional debt or equity financing to grow working capital and fund operations. Management believes the Company will obtain additional funding from current and new Investors in order to sustain operations. However, there are no assurances that the Company can be successful in obtaining the additional capital or that such financing will be on terms favorable or acceptable to the Company.

On February 20, 2018, the Company closed on approximately $2,200,000 in equity financing, see Note 14, “Subsequent Events.”

There is substantial doubt that the Company will continue as a going concern for at least 12 months following the date these Consolidated Financial Statements are issued, without additional financing based on the Company’s limited operating history and recurring operating losses.

The Consolidated Financial Statements do not include any adjustments that might result from the outcome of the uncertainties described in the Consolidated Financial Statements. In addition, the Consolidated Financial Statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue primarily results from fees earned on the loans to the Developers (the “Loans”). Fees include “Origination fees” and “Loan servicing revenue” which are paid by the Developers.

Origination Fees

“Origination fees” are paid by the Developers for the work performed to facilitate the Loans. The amount to be charged is a percentage based upon the terms of the Loan, including grade, rate, term, and other factors. Origination fees range from 1.0% to 4.5% of the principal amount of a Loan. The origination fee is paid when the Loan is issued to the Developer and deducted from the gross proceeds distributed. A Loan is considered issued when the funds are transferred to the Developer’s account, which occurs through an Electronic Funds Transfer (“EFT”).

The origination fees are recognized as revenue ratably over the term of the Loan, while direct costs to originate Loans are recorded as expenses as incurred.

Servicing Fees

The Developers pay a servicing fee on the Loan at maturity. Servicing fees are generally 1.5% of the principal amount of a Loan. The servicing fee compensates the Company for costs incurred during servicing of the related Loan, including managing payments from Developers, payments to Investors, and maintaining Investors’ account portfolios.

The servicing fees are recognized ratably over the term of the Loan and are recorded in “Loan servicing revenue”, while direct costs to service Loans are recorded as expenses as incurred.

F-10

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Whole Loan Sales

Under loan sale agreements, the Company sells all of its right, title, and interest in certain loans. At the time of such sales, the Company simultaneously enters into loan servicing agreements under which it acquires the right to service the loans. The Company calculates a gain or loss on the whole loan sale, based on the net proceeds from the whole loan sale, minus the net investment in the loans being sold. All origination fees incurred in the origination process are recognized directly to Consolidated Statements of Operations and recorded to “Origination fees”.

Interest Income on Loans to Developers and Interest Expense on Limited Recourse Obligations

The Company recognizes “Interest income” on Loans and “Interest expense” on the corresponding Investor Georgia Notes (if issued by Groundfloor GA) or LROs (if issued by Groundfloor Finance Inc.) using the accrual method based on the stated interest rate to the extent the Company believes it to be collectable. For the purposes of these Consolidated Financial Statements, “Limited recourse obligations, net” refers to both Georgia Notes and LROs. Georgia Notes are securities that the Company has issued through its previously registered Georgia-exclusive securities offering, which has since been terminated. LROs are the Company’s currently registered securities. Both Georgia Notes and LROs represent similar obligations to the Company.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2017 and 2016. From time to time, the Company could maintain cash deposits in excess of federally insured limits. The Company believes credit risk related to its cash and cash equivalents to be minimal.

Each investor’s escrow account receives Federal Deposit Insurance Corporation (“FDIC”) insurance coverage on cash balances subject to normal FDIC coverage rules. Investor funds, whether committed through a LRO or held in escrow, are not included as a part of the Company’s cash balance.

Loans to Developers and Limited Recourse Obligations

“Loans to developers, net” and the corresponding “Limited recourse obligations, net”, used to fund the Loans are originally recorded at outstanding principal. The interest rate associated with a Loan is the same as the interest rate associated with the corresponding Georgia Notes or LROs.

The Company’s obligation to pay principal and interest on a Georgia Note or LRO is equal to the pro rata portion of the total principal and interest payments collected from the corresponding Loan. The Company obtains a lien against the property being financed and attempts reasonable collection efforts upon the default of a Loan. The Company is not responsible for repaying “Limited recourse obligations, net” associated with uncollectable “Loans to developers, net”. Amounts collected related to a Loan default are returned to the Investors based on their pro rata portion of the corresponding Georgia Notes or LROs, if applicable, less collection costs incurred by the Company.

The Investors may remit funds through the Company’s online portal prior to the actual Loan being closed. These funds are held in an escrow account controlled by a major bank and are not recognized as a LRO until the Loan is closed and funds are transferred to the Developer, which occurs through an EFT transaction. Each Investor escrow account receives FDIC insurance coverage on cash balances subject to normal FDIC coverage rules.

The Loan and corresponding LROs are recorded on the Company’s Consolidated Balance Sheets to “Loans to developers, net” and “Limited recourse obligations, net”, respectively, once the Loan has closed. Loans are considered closed after the promissory note for that Loan has been signed and the security interest has been perfected.

F-11

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Nonaccrual and Past Due Loans

“Interest income” is accrued on the outstanding principal balance. The accrual of interest on “Loans to developers, net” and corresponding “Limited recourse obligations, net” is discontinued when, in management’s opinion, the borrower may be unable to make payments as they become due, unless the Loan is well secured and in the process of collection. “Interest income” and “Interest expense” on the “Loans to developers, net” and the corresponding “Limited recourse obligations, net” are discontinued and placed on nonaccrual status at the time the Loan is 90 days delinquent unless the Loan is well secured and in process of collection. The “Loans to developers, net” and corresponding “Limited recourse obligations, net” are charged off to the extent principal or interest is deemed uncollectible. Non-accrual Loans and Loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. All interest accrued, but not collected for “Loans to developers, net” and “Limited recourse obligations, net” that are placed on nonaccrual or charged off, is reversed against “Interest income” and the corresponding LROs recorded “Interest expense”.

Interest income collected on nonaccrual Loans is applied against principal until the Loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Impaired Loans

Loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreements. Impaired Loans include Loans on nonaccrual status. When determining if the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement, the Company considers the borrower’s capacity to pay, which includes such factors as the borrower’s current financial position, an analysis of global cash flow sufficient to pay all debt obligations and an evaluation of secondary sources of repayment, such as collateral value and guarantor support. The Company individually assesses for impairment all nonaccrual Loans and all Loans in fundamental default. If a Loan is deemed impaired, a specific valuation allowance is allocated, if necessary, so that the Loan is reported net, at the present value of estimated future cash flows using the Loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis.

Allowance for Uncollectable Loans and Undeliverable Limited Recourse Obligations

Payments to holders of Georgia Notes or LROs, as applicable, depend on the payments received on the corresponding Loans; a reduction or increase of the expected future payments on Loans will decrease or increase the reserve for the associated Georgia Notes or LROs. The Company recognizes a reserve for uncollectable Loans and corresponding reserve for undeliverable Georgia Notes or LROs in an amount equal to the estimated probable losses net of recoveries. The allowance is based on management’s estimates and analysis of historical bad debt experience, existing economic conditions, current loan aging schedules, and expected future write-offs, as well as an assessment of specific, identifiable Developer accounts considered at risk or uncollectible. Expected losses and actual charge-offs on Loans are offset to the extent that the Loans are financed by Georgia Notes or LROs, as applicable, that effectively absorb the related Loan losses.

“Loans to developers, net” are presented net of a reserve for doubtful accounts of $640,000 and $700,000 as of December 31, 2017 and 2016, respectively. “Limited recourse obligations, net” are presented net of a reserve for doubtful accounts of $590,000 and $650,000 as of December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, $50,000 of the reserve for doubtful accounts is attributed to Loans funded directly by the Company, which have not been funded by Investors.

F-12

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Partner Lender Notes

Under loan agreements entered into with partner lenders, the Company partners with a third-party lender to fund Loans. These Loans are recorded at historical cost and the interest rate associated with a Loan is the same as the interest rate associated with the corresponding Partner Lender Note.

The Company’s obligation to pay principal and interest on a Partner Lender Note is equal to the pro rata portion of the total principal and interest payments collected from the corresponding Loan. The Company obtains a lien against the property being financed and attempts reasonable collection efforts upon the default of a Loan. The Company is not responsible for repaying the Partner Lender Note associated with uncollectable Loans. Amounts collected related to a Loan default are returned to the partner lender based on their pro rata portion of the corresponding Partner Lender Note, if applicable, less collection costs incurred by the Company.

The “Loan to developers, net” and corresponding “Partner lender notes” are recorded on the Company’s Consolidated Balance Sheets once the Loan has closed. Loans are considered closed after the Promissory Note for that Loan has been signed and the security interest has been perfected.

Other Real Estate Owned

Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized up to the fair value of the property, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are charged to operations.

Software and Website Development Costs

Internal use software and website development costs are capitalized when preliminary development efforts are successfully completed, it is probable that the project will be completed and the software will be used as intended. Internal use software and website development costs are amortized on a straight-line basis over the project’s estimated useful life, which is generally three years. Capitalized internal use software development costs consist of employee compensation and fees paid to third-party consultants who are directly involved in development efforts. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Development costs of the Company’s website incurred in the preliminary stages of development are expensed as incurred. Once preliminary development efforts are successfully completed, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use.

Property and Equipment

Property and equipment consists of computer equipment, furniture and fixtures, and office equipment. Property and equipment is stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the life of the lease or the useful life of the improvements. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

F-13

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation is computed using the following estimated useful lives:

Computer equipment	3 years
Software and website development costs	3 years
Office equipment	5 years
Furniture and fixtures	5 years

Impairment of Long-Lived Assets

Long-lived assets, such as computer equipment, office equipment, furniture and fixtures, intangible assets, and software and website development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized for an amount by which the carrying amount of the asset exceeds the fair value of the asset.

Intangible Assets

Intangible assets consist of acquired domain names. The Company recognized $2,000 in amortization expense during the year ended December 31, 2017. The Company purchased intangible assets of $30,000 and recognized $1,500 in amortization expense during the year-end December 31, 2016. Intangible assets are being amortized over a 15-year period, their estimated useful lives, on a straight-line basis.

Deferred Revenue

Deferred revenue consists of origination fee payments received in advance of revenue recognized.

Advertising Costs

The cost of advertising is expensed as incurred and presented within “Marketing and promotions” expenses in the Consolidated Statements of Operations. The Company incurred $701,000 and $265,699 in advertising costs during the years ended December 31, 2017 and 2016, respectively.

Rent Expense

The cost of rent is expensed as incurred and presented within “General and administrative” expenses in the Consolidated Statements of Operations. The Company incurred $66,000 and $49,822 in rent expense for office facilities during the years ended December 31, 2017 and 2016, respectively.

Share-Based Compensation

The Company accounts for share-based compensation using the fair value method of accounting which requires all such compensation to employees and nonemployees, including the grant of employee stock options or warrants, to be recognized in the Consolidated Statements of Operations based on its fair value at the measurement date. The expense associated with share-based compensation is recognized on a straight-line basis over the service period of each award.

Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the Consolidated Financial Statements carrying amounts and the tax basis of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates.

F-14

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the Consolidated Financial Statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

The determination of recording or releasing income tax valuation allowance is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate future taxable income against which benefits of its deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to its ability to generate taxable income in future periods.

Reclassification

Certain amounts in the December 31, 2016, Consolidated Financial Statements have been reclassified to conform to the December 31, 2017, presentation. These reclassifications had no effect on the year ended December 31, 2016, net loss, or December 31, 2016, accumulated deficit.

NOTE 2:	RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which will be effective January 1, 2019, for the Company. The Company had the option to early adopt the ASU as of January 1, 2017. The guidance clarifies that revenue from contracts with customers should be recognized in a manner that depicts both the likelihood of payment and the timing of the related transfer of goods or performance of services. In March 2016, the FASB issued an amendment (ASU 2016-12, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net)) to the new revenue recognition guidance clarifying how to determine if an entity is a principal or agent in a transaction. In April (ASU 2016-10, Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing) and May (ASU 2016-12, Revenue from Contracts with Customers: Scope Improvements and Practical Expedients) of 2016, the FASB further amended the guidance to include performance obligation identification, licensing implementation, collectability assessment and other presentation and transition clarifications. The effective date and transition requirements for the amendments is the same as for ASU 2014-09. The Company is in its preliminary scoping phase to determine the revenue streams that are in the scope of these updates. The Company is currently evaluating the impact of this accounting standard update on its Consolidated Financial Statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic: 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which will be effective for the Company on January 1, 2019. The amendment changes the accounting for equity investments, changes disclosure requirements related to instruments at amortized cost and fair value, and clarifies how entities should evaluate deferred tax assets for securities classified as available for sale. Affected entities should apply the amendments by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The Company is evaluating the impact that ASU 2016-01 will have on its Consolidated Financial Statements.

In March 2016, the FASB issued ASU 2016-06, Derivatives and Hedging – Contingent Put and Call Options in Debt Instruments (“ASU 2016-06”), which the Company has adopted as of December 31, 2017. The guidance clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendment is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. The adoption of this amendment did not have a material effect on our Consolidated Financial Statements.

F-15

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 2:	RECENT ACCOUNTING PRONOUNCEMENTS (concluded)

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting ("ASU 2016-09"). Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; (c) forfeitures; and (d) classification on the Consolidated Statements of Cash Flows. The amendments are effective for nonpublic companies for annual periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted for any interim or annual period. The Company adopted this guidance in the year ended December 31, 2017. The adoption of this standard did not have a material impact on the Company’s Consolidated Financial Statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard will replace the current incurred loss approach with an expected loss model, referred to as the current expected credit loss (“CECL”) model. The new standard will apply to financial assets subject to credit losses and measured at amortized cost and certain off-balance-sheet credit exposures, which include, but are not limited to, loans, leases, held-to-maturity securities, loan commitments and financial guarantees. ASU 2016-13 simplifies the accounting for purchased credit-impaired debt securities and loans and expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance for loan and lease losses. In addition, entities will need to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. ASU 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2020. Early adoption is permitted for interim and annual reporting periods beginning after December 15, 2018. Upon adoption, ASU 2016-13 provides for a modified retrospective transition by means of a cumulative-effect adjustment to equity as of the beginning of the period in which the guidance is effective. The Company is currently evaluating the impact this standard will have on the Company’s Consolidated Financial Statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”) and in November 2016 issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). The ASUs will be effective January 1, 2018, and amend the existing accounting standards for the statement of cash flows. The amendments provide guidance on the following nine cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; separately identifiable cash flows and application of the predominance principle; and restricted cash. Early adoption is permitted, including adoption in an interim period. The Company is evaluating the impact that these standards will have on the Consolidated Statements of Cash Flows. However, the impact will depend on the facts and circumstances at the time of adoption of the new standards.

In May 2017, the FASB issued ASU 2017-09 Stock Compensation (Topic 718) – Scope of Modification Accounting (“ASU 2017-09”), which the Company has adopted as of December 31, 2017. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The adoption of this amendment did not have a material effect on our Consolidated Financial Statements.

NOTE 3:	LOANS TO DEVELOPERS, NET

The Company provides financing to borrowers for real estate-related loans. Real estate loans include loans for unoccupied single family or multifamily renovations costing between $20,000 and $2,000,000 over six months to a year.

F-16

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 3:	LOANS TO DEVELOPERS, NET (continued)

The following table presents the carrying amount of “Loans to developers, net” by letter grade and performance state as of December 31, 2017 and 2016, respectively:

	Current	Workout	Fundamental Default	Total
Loan grades:
A	$1,833,134	$24,240	$-	$1,857,374
B	3,835,133	514,180	54,986	4,404,299
C	8,072,685	1,519,531	230,188	9,822,404
D	2,192,073	906,191	357,144	3,455,408
E	-	-	-	-
F	-	-	-	-
G	-	-	-	-
Carrying amount as of December 31, 2017	$15,933,025	$2,964,142	$642,318	$19,539,485

	Current	Workout	Fundamental Default	Total
Loan grades:
A	$774,624	$28,373	$-	$802,997
B	3,830,104	42,383	-	3,872,487
C	5,818,536	450,454	-	6,268,990
D	1,626,923	758,000	-	2,384,923
E	-	-	-	-
F	-	64,900	-	64,900
G	-	-	-	-
Carrying amount as of December 31, 2016	$12,050,187	$1,344,110	$-	$13,394,297

Nonaccrual and Past Due Loans

A Loan is placed on nonaccrual status when, in management’s judgment, the collection of the interest income appears doubtful. “Interest receivable on loans to developers” that has been accrued and is subsequently determined to have doubtful collectability is charged to “Interest income” and the corresponding “Accrued interest on limited recourse obligations” that has been accrued and is subsequently determined to have doubtful collectability is charged to “Interest expense”. Interest income on Loans that are classified as nonaccrual is subsequently applied to principal until the Loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Past due Loans are loans whose principal or interest is past due 30 days or more. As of December 31, 2017, the Company placed Loans of $2,140,000 recorded to “Loans to developers, net” on nonaccrual status.

F-17

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 3:	LOANS TO DEVELOPERS, NET (continued)

The following table presents an analysis of past due Loans as of December 31, 2017 and 2016:

	Carrying Amount	Allowance for Loan Losses	Total
Aging schedule:
Current	$15,753,075	$57,000	$15,696,075
Less than 90 days past due	2,292,122	59,000	2,233,122
More than 90 days past due	1,494,288	524,000	970,288
Total as of December 31, 2017	$19,539,485	$640,000	$18,899,485

	Carrying Amount	Allowance for Loan Losses	Total
Aging schedule:
Current	$12,112,615	$251,000	$11,861,615
Less than 90 days past due	478,608	22,000	456,608
More than 90 days past due	803,074	427,000	376,074
Total as of December 31, 2016	$13,394,297	$700,000	$12,694,297

Impaired Loans

The following is a summary of information pertaining to impaired loans as of December 31, 2017:

Balance
Nonaccrual loans	$1,500,000
Fundamental default not included above	640,000
Total impaired loans	2,140,000

Interest income recognized on impaired loans	$262,438

The following table presents an analysis of information pertaining to impaired loans as of December 31, 2017:

Balance
Principal loan balance	$2,423,540

Recorded investment with no allowance	640,000
Recorded investment with allowance	1,500,000
Total recorded investment	$2,140,000

Related allowance	640,000
Average recorded investment	$153,000

As of December 31, 2016 there were no impaired Loans.

F-18

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 3:	LOANS TO DEVELOPERS, NET (continued)

Credit Quality Monitoring

The Company uses three performance states to better monitor the credit quality of outstanding loans. Outstanding loans are characterized as follows:

Current - This status indicates that no events of default have occurred, all payment obligations have been met or none are yet triggered.

Workout - This status indicates there has been one or more payment defaults on the Loan and the Company has negotiated a modification of the original terms that does not amount to a fundamental default.

Fundamental Default - This status indicates a Loan has defaulted and there is a chance the Company will not be able to collect 100% of the principal amount of the Loan by the extended payment date of the corresponding Georgia Notes or LROs. The Company has commenced a formal foreclosure process to secure the real estate property.

The following table presents “Loans to developers, net” by performance state as of December 31, 2017 and 2016:

	Carrying Amount	Allowance for Loan Losses	Loans to Developers, Net
Performance states:
Current	$15,933,025	$-	$15,933,025
Workout	2,964,142	330,000	2,634,142
Fundamental default	642,318	310,000	332,318
Total as of December 31, 2017	$19,539,485	$640,000	$18,899,485

	Carrying Amount	Allowance for Loan Losses	Loans to Developers, Net
Performance states:
Current	$12,050,187	$-	$12,050,187
Workout	1,344,110	700,000	644,110
Fundamental default	-	-	-
Total as of December 31, 2016	$13,394,297	$700,000	$12,694,297

F-19

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 3:	LOANS TO DEVELOPERS, NET (concluded)

Allowance for Loan Losses

The following table details activity in the allowance for loan losses for the years ended December 31, 2017 and 2016:

Balance
Balance, December 31, 2016	$700,000
Allowance for loan loss	140,000
Loans charged off	(200,000)
Outstanding as of December 31, 2017	$640,000
Period-end amount allocated to:
Loans individually evaluated for impairment	$310,000
Loans collectively evaluated for impairment	330,000
Balance, December 31, 2017	$640,000
Loans:
Individually evaluated for impairment	$640,000
Collectively evaluated for impairment	1,500,000
Balance, December 31, 2017	$2,140,000

Balance
Balance, December 31, 2015	$100,000
Allowance for loan loss	600,000
Outstanding as of December 31, 2016	$700,000
Period-end amount allocated to:
Loans individually evaluated for impairment	$-
Loans collectively evaluated for impairment	700,000
Balance, December 31, 2016	$700,000
Loans:
Individually evaluated for impairment	$-
Collectively evaluated for impairment	1,344,110
Balance, December 31, 2016	$1,344,110

F-20

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 4:	OTHER CURRENT ASSETS

“Other current assets” at December 31, 2017 and 2016 consists of the following:

	2017	2016
Other real estate owned (1)	$234,825	$-
Unbilled servicing revenue	72,026	96,836
Other	37,917	20,165
Other current assets	$344,768	$117,001

(1)	During the year-ended December 31, 2017 the Company transferred $234,825 from “Loans to developers, net” to “Other current assets”. Other real estate owned met the held for sale criteria and have been recorded at the lower of carrying amount or fair value less cost to sell. There was no impact to the Company’s Consolidated Statements of Operation from this transfer. The Company recorded a decrease of $104,015 to “Loans to developers, net” and an offsetting decrease to “Limited recourse obligations, net”.

NOTE 5:	PROPERTY, EQUIPMENT, SOFTWARE, WEBSITE AND INTANGIBLE ASSETS, NET

“Property, equipment, software, website development costs, and intangible assets, net” at December 31, 2017 and 2016 consists of the following:

	2017	2016
Software and website development costs	$817,893	$525,841
Less: accumulated amortization	(396,466)	(189,044)
Software and website development costs, net	$421,427	$336,797

	2017	2016
Computer equipment	$42,388	$31,669
Leasehold improvements	12,530	4,221
Furniture and fixtures	11,090	9,819
Office equipment	2,294	2,294
Property and equipment	68,302	48,003
Less: accumulated depreciation and amortization	(35,182)	(13,493)
Property and equipment, net	$33,120	$34,510

	2017	2016
Domain names	$30,000	$30,000
Less: accumulated amortization	(3,500)	(1,500)
Intangible assets, net	$26,500	$28,500

Depreciation and amortization expense on “Property, equipment, intangible assets, software, and website development costs, net” for the years ended December 31, 2017 and 2016 was $231,111 and $131,682, respectively.

NOTE 6:	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

“Accounts payable and accrued expenses” at December 31, 2017 and 2016 consists of the following:

	2017	2016
Trade accounts payable	$834,785	$451,558
Deferred revenue	333,067	298,486
Accrued employee compensation	202,242	-
Accrued contractor compensation	184,569	171,887
Accrued interest expense	149,735	21,364
Other	145,759	-
Accounts payable and accrued expenses	$1,850,157	$943,295

F-21

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 7:	REVOLVING CREDIT FACILITY

On November 1, 2016, the Company’s wholly owned subsidiary, Groundfloor Holdings GA, LLC, as borrower, entered into a revolving credit facility (the “Revolver”) with Revolver Capital, LLC. The credit agreement provided for revolving loans up to a maximum aggregate principal amount of $1,500,000. The Revolver will be used for bridge funding of underlying loans pending approval from the United States Securities and Exchange Commission (“SEC”).

On November 11, 2016, the Company entered into a First Amendment to the Credit Agreement (the “First Amendment”) which amended the existing Revolver dated November 1, 2016, among Groundfloor Holdings GA, LLC, as borrower, and Revolver Capital, LLC, as lender. The First Amendment amended the Revolver to increase the Revolving Credit Commitments thereunder from $1,500,000 to $2,500,000. The other terms of the credit facility remain unchanged.

On December 21, 2016, the Company entered into a Second Amendment to the Credit Agreement (the “Second Amendment”) which amended the existing Revolver dated November 1, 2016, among Groundfloor Holdings GA, LLC, as borrower, and Revolver Capital, LLC, as lender. The Second Amendment amended the Revolver to increase the Revolving Credit Commitments thereunder from $2,500,000 to $3,500,000. The other terms of the credit facility remain unchanged.

On April 7, 2017, the Company entered into a Third Amendment to the Credit Agreement (the “Third Amendment”) which amended the existing credit agreement dated November 1, 2016, among Groundfloor Holdings GA, LLC, as borrower, and Revolver Capital, LLC, as lender. The Third Amendment amended the credit agreement to increase the Revolving Credit Commitments thereunder from $3,500,000 to $4,500,000. In connection with the Third Amendment the Company paid a $10,000 commitment fee, which is capitalized and amortized over a twelve month period. The other terms of the credit facility remain unchanged.

In October 2017, the Revolver maturity date was extended to October 31, 2018. The Company has the option to request and the lender may, in its sole discretion, elect to extend the maturity date.

As of December 31, 2017, the Company had $1,498,988 of available borrowings and $3,001,012 outstanding under the Revolver as presented within Revolving credit facility on the Consolidated Balance Sheets. As of December 31, 2017 and 2016, the Company reflected $833 and $36,250, respectively, of deferred financing costs related to the Revolver as a reduction to the Revolving credit facility in the Consolidated Balance Sheets. Amortization of these costs was $45,000 and $6,250 for the year ended December 31, 2017 and 2016. Accrued interest on the Revolver, presented within “Accounts payable and accrued expenses” in our Consolidated Balance Sheets, was $34,032 and $21,364 at December 31, 2017 and 2016, respectively.

The Revolver contains certain affirmative and negative covenants, including financial and other reporting requirements. The Company is in compliance with all such covenants at December 31, 2017.

NOTE 8:	CONVERTIBLE NOTES

From March 2017 to May 2017, the Company issued subordinated convertible notes (the “Subordinated Convertible Notes”) to Investors for total proceeds of $825,000. The Subordinated Convertible Notes bear interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of September 24, 2018, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $8,000,000 (“Qualified Preferred Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 75% of the price per share of the Qualified Preferred Financing. In the event of a closing of a common stock financing with gross proceeds of at least $3,000,000 (“Qualified Common Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of common stock issued in the financing at a price per share equal to 90% of the price per share of the Qualified Common Financing. The indebtedness represented by the Subordinated Convertible Notes is subordinated in all respects to the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement, and other amounts due in connection with the Revolver and the Note.

F-22

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 8:	CONVERTIBLE NOTES (concluded)

On October 27, 2017, the amended and restated subordinated convertible note agreement and the note amendment agreement amended the subordinated convertible note purchase agreement dated March 24, 2017, and Subordinated Convertible Notes issued thereunder (as amended, the “Restated Subordinated Convertible Notes”), respectively. Pursuant to the Restated Subordinated Convertible Notes, the outstanding principal and all accrued but unpaid interest is due and payable on the earlier of September 30, 2019, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “New Maturity Date”). The interest rate of 8% per annum remained unchanged.

From October 2017 to December 2017, the Company issued Restated Subordinated Convertible Notes to Investors for total proceeds of $1,225,000. The outstanding principal and all accrued but unpaid interest is due and payable on the New Maturity Date. In the event of a closing of a Qualified Financing prior to the New Maturity Date, the outstanding principal and all accrued but unpaid interest would become automatically converted into shares of stock issued in the financing at a price per share equal to 75% of the price per share of the financing. The indebtedness represented by the Restated Subordinated Notes is subordinated in all respects to the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement, and other amounts due in connection with the Revolver and the Note.

Accrued interest on the Restated Subordinated Convertible Notes, presented within “Accounts payable and accrued expenses” in our Consolidated Balance Sheets, was $52,592 at December 31, 2017.

NOTE 9:	LONG-TERM NOTES PAYABLE

On January 11, 2017, the Company entered into a promissory note and security agreement (the “Note”) for a principal sum of $1,000,000. We paid an origination fee of $10,000 concurrently with the funding of the principal of the Note. We subsequently entered into an amendment to the Note extending the payment schedule for a $5,000 amendment fee, a second amendment increasing the principal amount outstanding to $2,000,000 for a $30,000 amendment fee and a third amendment further extending the repayment schedule among other terms described below for a $10,000 amendment fee. The amendment fees were deferred and amortized over the life of the Note.

The Note incurs interest at a rate of 8.0% per annum from January 11, 2017 until September 30, 2017, and 14.0% per annum from October 1, 2017, until payment in full of the Note, in each case calculated on the basis of a 360-day year for the actual number of days elapsed. The Note must be repaid as follows: (i) $250,000, plus accrued but unpaid interest thereon, was due and payable on June 30, 2017; (ii) $250,000, plus any accrued but unpaid interest thereon, is due and payable on March 31, 2019; (iii) $500,000, plus any accrued but unpaid interest thereon, is due and payable on June 30, 2019; (iv) $500,000, plus any accrued but unpaid interest thereon, is due and payable on September 30, 2019; and (v) any remaining outstanding principal amount, plus any remaining accrued but unpaid interest, is due and payable on December 31, 2019.

The Note includes certain financial covenants related to the Company’s quarterly financial results and operating capital. The Note is subject to customary event of default provisions. Upon the occurrence of any event of default, the interest rate under the Note shall increase by 7%. As collateral security for the Note, the Company granted first priority security interest in all of its assets, subject to certain exceptions. Among other things, the security interest specifically excludes (i) any assets serving as collateral for the Company’s Revolver; (ii) any Loans for which a series of LROs has been issued, regardless of whether such Loans and corresponding series of LROs have been originated and issued by the Company or one of its subsidiaries; and (iii) the equity interest in any subsidiary formed by the Company for the sole purpose of issuing Loans and corresponding series of LROs.

In connection with the third amendment to the Note, the Company agreed to issue a warrant for the purchase of shares of the Company’s common stock on the first day of each quarter commencing on October 1, 2017, until the Note is repaid in full for the purchase of the following number of shares: (i) for each quarter until and including the first quarter of 2019, 4,000 shares of common stock; (ii) for the second quarter of 2019, 3,500 shares of common stock; (iii) for the third quarter of 2019, 2,300 shares of common stock; and (iv) for the fourth quarter of 2019, 1,100 shares of common stock. The exercise price of the warrants issued on the Note in connection with the third amendment to the Note is $2.40.

F-23

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 9:	LONG-TERM NOTES PAYABLE (concluded)

As of December 31, 2017, the principal sum of $1,750,000 remains outstanding and is presented in “Long-term notes payable” on the Company’s Consolidated Balance Sheets net of deferred financing fees of $30,741 and debt discount of $20,000, amortizable over the amended term of the Note. Amortization of these costs was $24,676 for the year ended December 31, 2017.

Accrued interest on the Note, presented within “Accounts payable and accrued expenses” in our Consolidated Balance Sheets, was $63,111 at December 31, 2017.

The Note includes financial covenants that may trigger events of default or principal acceleration. The Company failed to comply with all the financial covenants during the year-end December 31, 2017. Prior to the filing date of the Consolidated Financial Statements, the Company secured a waiver to prevent a default event and principal acceleration.

Debt Maturities

As of December 31, 2017, the scheduled principal payments of long-term debt are as follows:

Balance
Years ending December 31,
2018	$-
2019	1,750,000
2020	-
2021	-
2022	-
Thereafter	-
$1,750,000

NOTE 10:	STOCKHOLDERS’ (Deficit) EQUITY

Capital Structure

Authorized Shares – As of December 31, 2017, the Company is authorized to issue 5,000,000 shares of no par value common stock and 1,316,181 shares of no par value preferred stock. The preferred stock has been designated as Series A Preferred Stock (the “Series A”), consisting of 747,385 shares, and Series Seed Preferred Stock (the “Series Seed”), consisting of 568,796 shares (collectively, “Preferred Stock”).

Preferred Stock Transactions

Series A

During 2015, the Company issued 709,812 shares of Series A to Investors for total proceeds of $4,748,705. In conjunction with the equity issuance, the Company converted all outstanding promissory notes payable and accrued interest totaling $251,295 into 37,561 shares of Series A.

Series Seed

During 2015 and 2014, the Company issued 201,146 and 91,259 shares, respectfully, to investors for total proceeds of $1,047,000 and $475,000. In conjunction with the equity issuance in 2014, the Company converted all outstanding convertible notes payable and accrued interest totaling $1,098,388 into 276,391 shares of Series Seed.

Voting - The holders of Preferred Stock are entitled to one vote for each share of common stock into which the preferred shares are convertible.

F-24

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 10:	STOCKHOLDERS’ (Deficit) EQUITY (concluded)

Liquidation - Upon any liquidation, dissolution, or winding up of the Company, the holders of Series A shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock or Series Seed, an amount per share equal to the greater of: i) the Series A original issue price of $6.69 per share, plus any dividends declared but unpaid, and ii) such amount per share as would have been payable had all shares of Series A been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series A the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series A pro rata in accordance with their ownership thereof.

After payment in full of the Series A preference amount, the Series Seed stockholders are entitled to a liquidation preference equal to the greater of: i) the Series Seed original issue price of $5.205 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series Seed been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series Seed the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series Seed pro rata in accordance with their ownership thereof. Any assets remaining after such preferential distribution shall be distributed to holders of the common stock.

Conversion - Shares of Preferred Stock are convertible into shares of common stock at the option of the holder at any time. The number of common stock shares for Preferred Stock can be determined by dividing the original issue price by the then-effective conversion price.

Mandatory Conversion - All outstanding shares of Preferred Stock shall automatically be converted into shares of common stock upon the closing of the sales of shares of common stock to the public, with gross proceeds to the Company of at least $30,000,000. All outstanding shares of Series A shall automatically be converted into shares of common stock by the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series A, voting as a single class. All outstanding shares of Series Seed shall automatically be converted into shares of common stock by the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series Seed, voting as a single class.

Dividends - All dividends shall be declared pro rata on the common stock and Preferred Stock on a pari passu basis according to the numbers of common stock held by such holders on an as converted basis.

NOTE 11:	STOCK OPTIONS & WARRANTS

Stock Options

In August 2013, the Company adopted the 2013 Stock Option Plan (the “Plan”). The Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options, non-qualified stock options and restricted stock awards. The Company reserved a total of 250,000 shares of common stock for issuance under the Plan as of December 31, 2017. Of these shares, 3,061 shares are available for future stock option grants as of December 31, 2017.

The Board of Directors has the authority to administer the Plan and determine, among other things, the interpretation of any provisions of the Plan, the eligible employees who are granted options, the number of options that may be granted, vesting schedules, and option exercise prices. The Company’s stock options have a contractual life not to exceed ten years. The Company issues new shares of common stock upon exercise of stock options.

Due to limited historical data, the Company estimates stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the option. The expected term represents the average time that options that vest are expected to be outstanding. The expected term for options granted to non-employees is the contractual life. The risk-free rate is based on the United States Treasury yield curve for the expected life of the option.

F-25

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 11:	STOCK OPTIONS & WARRANTS (continued)

Management used the Black-Scholes-Merton option pricing model to determine the fair value of options issued during the years ended December 31, 2017 and 2016.

The assumptions used to calculate the fair value of stock options granted are as follows:

For the Year Ended December 31, 2017	Non- Employees	Employees
Estimated dividend yield	-%	-%
Expected stock price volatility	52.3%	50.0%
Risk-free interest rate	1.8%	2.0%
Expected life of options (in years)	10.0	5.9
Weighted-average fair value per share	$4.67	$4.48

For the Year Ended December 31, 2016	Non- Employees	Employees
Estimated dividend yield	-%	-%
Expected stock price volatility	51.2%	51.2%
Risk-free interest rate	2.3%	1.5%
Expected life of options (in years)	10.0	5.9
Weighted-average fair value per share	$1.51	$1.17

The following summarizes the stock option activity for the years ended December 31, 2017 and 2016:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of December 31, 2015	150,120	$1.61
Exercised	(7,320)	3.99
Terminated	(31,587)	2.41
Granted	62,250	2.40
Outstanding as of December 31, 2016	173,463	$1.64
Exercised	(5,336)	0.97
Terminated	(23,894)	2.40
Granted	90,050	2.40
Outstanding as of December 31, 2017	234,283	$1.88	7.6	$1,013,000
Exercisable as of December 31, 2017	158,993	1.67	7.0	$720,000
Expected to vest after December 31, 2017	75,290	2.31	9.1	$293,000

F-26

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 11:	STOCK OPTIONS & WARRANTS (concluded)

The following table summarizes certain information about all stock options outstanding as of December 31, 2017:

Exercise Price	Number of Options Outstanding	Weighted-Average Remaining Contractual Life (In Years)	Number of Options Exercisable
$0.67	64,000	6.0	61,857
1.87	51,857	7.6	45,940
2.40	108,426	9.4	41,196
3.99	10,000	6.8	10,000
	234,283		158,993

As of December 31, 2017, there was approximately $269,000 of total unrecognized compensation cost related to stock option arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.7 years. The total intrinsic value of stock option awards exercised was approximately $28,000 during the fiscal year ended December 31, 2017.

The Company recorded $42,308 and $51,000 in non-employee and $89,314 and $24,443 in employee share-based compensation expense during 2017 and 2016, respectively. In the year ended December 31, 2016, the Company recorded $5,276 of share-based compensation expense related to 7,875 shares of restricted common stock issued in exchange for services that vested in 2016.

Warrants

The Company issued 11,175 warrants during the year ended December 31, 2017, for the purchase of common stock. The warrants are exercisable immediately at $2.40 or $6.69 with a contractual term of ten years. The estimated fair value of the warrants was approximately $48,441 when issued. The fair value was calculated using the Black-Scholes-Morton pricing model with the following weighted-average assumptions yielding a weighted average fair value of $4.33: risk-free interest rate of 2.1%, expected life of ten years, dividend yields of 0% and volatility factor of 55.0%.

Of the warrants issued during the year ended December 31, 2017, 4,000 were issued in conjunction with the Note. The warrants were recorded for $20,000 as a debt discount to “Long-term notes payable” and corresponding increase in “Additional paid-in capital” and will be amortized to interest expense over the estimated term of the Note. The Company recognized share-based compensation expense of $28,441 during the year ended December 31, 2017.

None of the warrants have been exercised as of December 31, 2017.

NOTE 12:	INCOME TAXES

On December 22, 2017, the United States enacted new tax reform legislation which reduced the corporate tax rate to 21% effective for the tax year beginning January 1, 2018.  Under Accounting Standards Codification 740, the effects of new tax legislation are recognized in the period which includes the enactment date.  As a result, the deferred tax assets and liabilities existing on the enactment date must be revalued to reflect the rate at which these deferred balances will reverse.  The corresponding adjustment would generally affect the income tax expense (benefit) shown on the Consolidated Statements of Operations.  However, since the Company has a full valuation allowance applied against its deferred tax asset, there is no impact to the income tax expense for the year ended December 31, 2017.

F-27

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 12:	INCOME TAXES (concluded)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s deferred income tax assets and liabilities as of December 31, 2017 and 2016, are as follows:

	2017	2016
Deferred income tax assets and liabilities:
Net operating loss carryforwards	$2,887,000	$2,718,000
Accrued expenses	101,000	42,000
Share-based compensation	45,000	61,000
Accrued interest	39,000	8,000
Research and development credit	25,000	-
Depreciation and amortization	(30,000)	(60,000)
Allowance on loans to developers	-	19,000
Valuation allowance	(3,067,000)	(2,788,000)
	$-	$-

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such asset. The valuation allowance increased by approximately $279,000 and $1,388,000, respectively, during the years ended December 31, 2017 and 2016.

As of December 31, 2017, the Company has federal and state net operating loss carryforwards of approximately $11,103,000 available to offset future federal and state taxable income, which begin to expire in 2033 and 2028. The Tax Reform Act of 1986 contains provisions which limit the ability to utilize the net operating loss carryforwards in the case of certain events, including significant changes in ownership interests. If the Company’s net operating loss carryforwards are limited, and the Company has taxable income which exceeds the permissible yearly net operating loss carryforwards, the Company would incur a federal income tax liability even though net operating loss carryforwards would be available in future years.

Income taxes computed at the statutory federal income tax rate are reconciled to the provision for income tax expense for 2017 and 2016 as follows:

	2017		2016
	Amount	% of Pre-Tax Earnings	Amount	% of Pre-Tax Earnings
Income tax expense (benefit) at statutory rate	$(1,389,000)	(34.0)%	$(1,272,000)	(34.0)%
Deferred tax impact of enacted tax rate and law changes	1,443,000	35.3%	-	-
State taxes (net of federal benefit)	(186,000)	(4.6)%	(171,000)	(4.6)%
Non-deductible expenses	(147,000)	2.6%	55,000	1.5%
Change in valuation allowance	279,000	0.7%	1,388,000	37.1%
Provision for income tax expense	$-	0.0%	$-	0.0%

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2017 and 2016, the Company had no accrued interest related to uncertain tax positions.

F-28

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 13:	RELATED PARTY TRANSACTIONS

ISB Development Corp.

The Company’s Note holder, ISB Development Corp, is owned and operated by a director of the Company. In January 2017, the Company’s board of directors approved the execution of the promissory note and security agreement (the “Note”) and subsequent amendments. See Note 9 for further discussion and disclosure associated with the Note.

Del Oro Rock LLC

In August 2017, the Company launched its new whole loan sale program. In connection with the new program, the Company sold a Loan at par to Del Oro Rock LLC for $350,000. Del Oro Rock LLC is owned and operated by a member of management and stockholder of the Company.

In October 2017, the Company issued 7,550 warrants to Del Oro Rock LLC. The warrants were issued as a part of the Company’s Cornerstone Investor Program. A cornerstone investor is expected to participate in LROs at an agreed upon amount. The Company recorded $28,441 to “Additional paid-in capital” and share-based compensation expense during the year ended December 31, 2017.

NOTE 14:	SUBSEQUENT EVENTS

On February 12, 2018, the United States Securities and Exchange Commission issued a Notice of Qualification of the Company’s Offering Circular. The Company is offering up to 500,000 shares of Common Stock at $10 per share. The Company may issue up to 30,000 additional bonus shares of Common Stock pursuant to the terms outlined in the Company’s Offering Circular. As of February 20, 2018, the Company has closed on approximately $2,200,000 and may close up to $5,000,000.

Subsequent events were evaluated through March 1, 2018, the date the Consolidated Financial Statements were available to be issued.

F-29

* * * *

This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

The information herein does not constitute an offer to sell or a solicitation of interest in any LROs we may qualify in the future.  No money or other consideration is being solicited with respect to any LROs that have not been duly qualified, and if sent in response, will not be accepted. No offer to buy any LROs that have not been duly qualified can be accepted and no part of the purchase price can be received until an offering circular/PQA covering such LROs has been qualified by the SEC.  Any such offer to buy unqualified LROs may be withdrawn or revoked, without obligation of any kind, at any time before notice of its acceptance is given after the date of qualification. An indication of interest in our offerings involves no obligation or commitment of any kind.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.